

03020424

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.
5-1-03

For the month of May, 2003

MAY 27 2003

Commission File Number : 001-14960

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

PROCESSED
MAY 30 2003
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...√...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __√__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

33661-00112 ICM:672273.1
22/05/03

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...√..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.



By: ____________________

Name: Apostolos Tamvakakis
Title: Deputy Governor

Date: 22nd May 2003

33661-00112 ICM:672273.1
22/05/03



ANNUAL REPORT 2002



NATIONAL BANK OF GREECE



Profit and loss account (€ millions)				
Net interest income	969	897	1 183	1 111
Total operating income	1 325	1 558	1 649	1 913
Profit before provisions	416	676	466	757
Profit before tax	297	647	350	699
Balance sheet (€ millions)				
Total assets	49 161	47 847	54 096	52 840
Total equity	2 353	2 266	2 584	2 578
Loans and advances to customers	18 147	16 388	20 608	19 252
Amounts owed to customers	41 446	40 534	44 801	44 813
Per share				
Earnings (€)	–	–	0.93	2.12
Dividend (€)	0.45	1.10	–	–
Dividend yield (share price at 31.12)	3.3%	4.1%	–	–
Ratios				
Return on average equity (after tax)	8.3%	19.4%	8.7%	18.7%
Return on average assets (before tax)	0.61%	1.42%	0.66%	1.40%
Cost/income (efficiency)	68.6%	56.6%	71.7%	60.4%
Net interest margin	2.2%	2.2%	2.4%	2.4%
Loans after provisions/total assets	35.2%	32.6%	36.2%	34.5%
Capital adequacy				
Tier 1	9.5%	9.9%	7.4%	8.9%
Total capital	12.6%	11.3%	10.4%	10.1%
Staff numbers	14 707	15 194	20 146	21 332

Credit ratings	Long-term	Short-term
Moody's	A3	P-1
Standard & Poor's	BBB+	A-2
Fitch IBCA	A-	F-2
Capital Intelligence	A-	A2


Dynamic.

NBG, the largest financial institution in Greece, plays a key role in the economic life of the country. With our dynamic entry into the retail banking market in recent years and our expansion in SE Europe, we now rank as one of the strongest financial players in the wider region.



Constantly evolving.

The Bank has transformed itself into a continuously evolving organization that effectively and swiftly meets new market conditions. This has been achieved through flexibility and the ability to incorporate and exploit new technology, new procedures, and innovative programmes alongside the efficient use of our human resources and large customer base.

A human face.

The contribution of our workforce has been crucial in creating our success of recent years. By optimizing the skills and potential of our employees we shall be able to progress yet further, building on a customer-oriented philosophy.

CONTENTS











4



5



6



LETTER TO SHAREHOLDERS

Dear Shareholder,

Undoubtedly, 2002 was a year that presented a host of difficulties, most of which were largely beyond our control. For the third consecutive year stock markets around the world spiralled downwards, cumulatively posting the biggest losses since the crisis of 1929, Greece being no exception to the overall picture. Furthermore, while markets tumbled, growth in the global real economy slowed dramatically. Under circumstances such as these, the banking sector laboured to limit the damage.

The sluggish economic environment coincided with the end of a period during which the Greek banking sector garnered large capital gains from the reduction in long-term interest rates with the country's entry into EMU. As a result, the profits of National Bank of Greece and its Group posted a decline for the second year running, accompanied by a fall in the price of its stock.

The Bank's profit before tax in 2002 amounted to € 296.7 million compared with € 647.5 million in 2001, down 54%, while Group profit before tax and after minorities totalled € 349.8 million, as against € 698.7 million in the previous year.

It should be noted also that these results embody the significant, though one-off, cost of the Bank's voluntary early retirement package offered to staff during 2002.

I fully appreciate the fact that our shareholders are concerned about the direction in which the Bank's share price headed during the past year. However, let me assure you that the current share price does not do justice to the underlying performance and dynamism of our organization, and does not reflect the outlook for our future business.



If we look more carefully at the Bank's core activities, i.e. banking and lending operations, it is evident that we made substantial advances in 2002, as well as improving our operating income. For instance, if we exclude the results from trading operations and extraordinary expenses, income from recurring operations increased by 4.3% in 2002. This increase reflects, first, the expansion of retail banking, which now accounts for nearly half the total lending activity of the Bank; second, the enhanced profitability of its international business; and third, the significant progress made in containing operating costs.

All of these advances in our core operations indicate that the strategy we have pursued over the past six years has been right and is indeed bearing fruit. Briefly, the key features of this strategy have been as follows:

- Major restructuring of the Bank, particularly its lending operations, with the implementation of new, efficient evaluation systems for loan requests.
- Aggressive expansion of the Bank's activity in all areas of retail banking.
- Restructuring of the branch network.
- Continuous upgrading of staff skills and qualifications, and the cultivation of a new mentality that places customer satisfaction at the core of the business focus.
- Stepping up the Group's presence internationally. Our diverse international activities have strengthened our position, and our subsidiaries in the US and SE Europe are an important source of income.
- Prudent expansion in lending and careful management of risk. Our strategy in the sphere of risk management has successfully shielded the Bank from the emergence of non-performing loans and the need to create more provisions or carry out further write-offs, in contrast with the general picture for banks in the euro area. And this has been achieved in spite of the increase in lending, particularly in the retail-banking sector.
- Containment of operating expenses.

Of course, the Bank has benefited from the fact that the Greek economy has been outperforming the European average in recent years. Greece has capitalized on the stable financial environment of the euro area following entry into EMU and the substantial structural changes that took place in the Greek economy over the past decade. Moreover, there is considerable two-way interaction between the dynamism of the Greek economy and the long-term profitability of banks.

In light of the above, Management proposes to the Annual General Meeting a dividend of € 0.45 per share for 2002. This implies total distributed profit of € 104.3 million. Likewise, we propose that shareholders receive one free share per ten shares held, the product of capitalization of reserves.

I strongly believe that the strategy we have pursued over the course of the past six years is the only one that can effectively forge the NBG Group into a stronger organization and which will enable it to grow its operations and earnings. We remain dedicated to the task of creating value for our shareholders, customers and employees, as well as the public at large. For this reason we shall adhere to the course we have set, focusing on the further development of retail banking and lending to small and medium-sized enterprises, the design and marketing of sophisticated banking products that meet the ever evolving savings requirements of the Greek family, continued expansion of our international activities, and constant vigilance in the area of cost containment. By implementing this strategy we shall ensure a prosperous future for the Bank and its Group.

It remains for me to express my sincere gratitude to all our employees for the hard work and loyalty they demonstrated again in 2002.

To close, I would like to thank you, on behalf of the Board, for the confidence you have shown in our endeavours. We deeply appreciate this trust and assure you that we shall continue to do our utmost to enhance the results of the Bank and its Group.

Yours sincerely,



Theodoros B. Karatzas
Governor and Chairman of the Board

Theodoros B. Karatzas

Theodoros N. Pantalakis
Andreas S. Vranas
Apostolos S. Tamvakakis

H.E. the Metropolitan of Ioannina Theoklitos

Dimitrios A. Daskalopoulos
Chairman and Managing Director, DELTA S.A.

Panagiotis A. Zarras
Employees' representative

Vasilios K. Konstantakopoulos
Ship's Master, Greek Merchant Navy/Shipowner

Panagiotis V. Lambropoulos
Retail Lambropoulos Bros SA

George Z. Lanaras
Shipowner

Miltiades A. Nektarios
Chairman of IKA Social Security Fund

John P. Panagopoulos
Employees' representative

Demetrios V. Papoulias
Chairman of the Board of Public Power Corp.

Vasilios Th. Rapanos
Chairman of the Council of Economic Advisers, Ministry of Economy and Finance

George S. Tsouyopoulos
Architect Engineer–City Planner

BOARD OF DIRECTORS

  

Theodoros N. Pantalakis, Andreas S. Vranas, Apostolos S. Tamvakakis



THE PERFORMANCE OF NBG STOC



SHAREHOLDER | STRUCTURE

THE PERFORMANCE OF NBG STOCK

DIAGRAM I

NBG SHARE PRICE AND TRADING VOLUME (2002)



PRICE CHANGE
(BASE 31.12.2001=100)
TRADING VOLUME
(€ MILLIONS)
120
110
100
90
80
70
60
50
40
30
40
36
32
28
24
20
16
12
8
4
0
Jan. 02
Feb.-02
Mar.-02
Apr.-02
May-02
June-02
July-02
Aug.-02
Sep.-02
Oct.-02
Nov.-02
Dec.-02
NBG TRADING VOLUME
NBG
ASE GENERAL INDEX
BANKING SECTOR INDEX

Source: Bloomberg

THE PERFORMANCE OF NBG STOCK

In 2002, NBG stock moved in line with the general downward path of Greek and international stock markets. The decline in the NBG share price was 49.5% compared with 43.9% for the banking sector overall and 32.5% for the ASE general index. Accordingly, the NBG share price at 31 December 2002 stood at € 13.50 compared with € 26.72 at 31 December 2001 (DIAGRAM 1). For the euro area as a whole, the DJ Euro Stoxx 50 index recorded a stock market decline of 37.3%.

It should be noted, however, that over the course of the past five years, NBG stock has outperformed both the ASE general index and the ASE banking index. Between 31 December 1997 and 31 December 2002, the total return on NBG stock was 29.7% (or 44.3% including dividends) compared with 18.2% for the general index and 16.7% for the Greek banking sector index. For the euro area as a whole, during the same period, stock prices declined by 5.8% and the banking sector index by 12.0% (DIAGRAM 2).

At 31 December 2002, NBG's market capitalization totalled € 3 130 million, down € 2 964 million on the previous year. At year-end 2002, NBG's share in the total market capitalization of the ASE amounted to 4.7% compared with 6.4% at the end of 2001.

NBG's share displayed lower volatility in 2002 relative to its volatility in recent years. The coefficient of variation for its daily return dropped markedly to 1.8% in 2002 from 2.2% in 2001.

Dividend yield was satisfactory this year, considering the particularly low interest rate environment. The Board has proposed a dividend of € 0.45 per share to the AGM for fiscal 2002. This, together with the share price as at 31 December 2002, represents a dividend yield of 3.3% for 2002 compared with 4.1% for 2001.

DIAGRAM 2

NBG STOCK VERSUS DOMESTIC AND EUROPEAN INDICES (1977-2002)


600
500
400
300
200
100
0
(BASE 31/12/1997=100)
Dec.-97
June-98
Nov.-98
Apr.-99
Sep.-99
Feb.-00
July-00
Jan.-01
June-01
Nov.-01
Apr.-02
Oct.-02
NBG
ASE GENERAL INDEX
BANKING SECTOR INDEX
DJ EURO STOXX BANK
DJ EURO STOXX 50

Source: Bloomberg

NBG stock market data [1]

	2002	*2001*	*2000*	*1999*	*1998*	*1997*
Year-end price (€)	13.5	26.7	40.5	50.7	31.5	10.4
Year high (€)	27.3	45.4	54.3	61.8	31.5	15.5
Year low (€)	13.3	21.3	35.8	31.0	8.0	5.6
Mean price for the year (€)	19.8	33.9	44.9	45.1	19.0	11.8
Yearly coefficient of variation for NBG's share price (%)[2]	1.8	2.2	2.3	2.9	3.4	4.9
NBG market capitalization on the ASE (€ millions)	3 130.3	6 094.3	9 485.6	11 543.6	6 510.1	1 656.4
NBG-to-ASE market capitalization ratio (%)	4.7	6.4	8.0	5.9	9.8	5.8
NBG-to-banking sector capitalization ratio (%)	20.1	23.8	25.9	27.4	39.6	31.6
Trading volume (€ millions)	910.9	2 464.8	3 461.7	7 686.1	3 514.7	1 264.7
NBG-to-ASE trading volume ratio (%)	3.7	5.9	3.7	4.5	8.5	7.6
NBG-to-banking sector trading volume ratio (%)	27.9	29.0	25.2	28.1	30.0	32.6

Sources: ASE, Bloomberg, NBG calculations

(1) *For comparison purposes, share prices have been adjusted (Bloomberg methodology).*

(2) *Ratio of the yearly variation of daily prices over the corresponding average price.*

SHAREHOLDER STRUCTURE

DIAGRAM 1

NBG SHAREHOLDER STRUCTURE: 31.12.2001


NBG SUBSIDIARIES 4.7%
HELLENIC REPUBLIC & PCTS 4.5%
OTHER PUBLIC SECTOR ENTITIES 14.3%
OTHER DOMESTIC INSTITUTIONALS 16.1%
PENSION FUNDS (PUBLIC SECTOR LEGAL ENTITIES) 17.3%
PRIVATE DOMESTIC INVESTORS 25.6%
PRIVATE INTERNATIONAL INVESTORS 0.5%
INTERNATIONAL INSTITUTIONALS 17.0%

DIAGRAM 2

NBG SHAREHOLDER STRUCTURE: 31.12.2002


NBG SUBSIDIARIES 4.9%
HELLENIC REPUBLIC & PCTS 12.2%
OTHER PUBLIC SECTOR ENTITIES 6.6%
OTHER DOMESTIC INSTITUTIONALS 15.6%
PENSION FUNDS (PUBLIC SECTOR LEGAL ENTITIES) 17.1%
PRIVATE DOMESTIC INVESTORS 26.5%
PRIVATE INTERNATIONAL INVESTORS 0.5%
INTERNATIONAL INSTITUTIONALS 16.6%

At 31 December 2002, the share capital of NBG was divided into 231 870 986 ordinary shares. The increase in the number of shares, from 228 080 452 at end-2001, was due to the merger via absorption of ETEBA, a subsidiary of NBG. The 3 790 534 new shares were issued to the shareholders of the merged entity except the shareholders of NBG.

NBG's shareholders comprise individuals and legal entities as well as the Hellenic Republic. At end-2002, the Greek state owned 12.2% of the Bank's stock (up from 4.5% at the end of 2001), whether directly or via the Public Company for Transferable Securities (PCTS). This change reflects the transfer to the state (and thence to the PCTS) of 12 658 079 shares held by the Postal Savings Bank and of 5 000 000 shares held by the Deposit and Loans Fund following the conversion of the two organizations into sociétés anonymes. Correspondingly, the stake held by various public sector entities declined. As a result of these developments, the direct and indirect participation of the state, including state insurance funds, in the Bank's share capital remained virtually unchanged at 35.9%.

Of the remaining shares, as at 31 December 2002, 26.5% were owned by private domestic investors. Legal entities, primarily domestic and international institutional investors, owned 32.2%, as follows: domestic: 15.6%, international: 16.6%. NBG subsidiaries owned 4.9% of its share capital while private international investors owned 0.5% (DIAGRAMS 1 & 2).





FINANCIAL | ENVIRONMENT

FINANCIAL ENVIRONMENT

1.1

INTERNATIONAL DEVELOPMENTS

Global economic recovery in 2002 was much slower than originally expected at the beginning of the year. GDP growth in the euro area retreated to 0.8% in 2002 from 1.4% in 2001, lower than the forecast of 1.5% at the outset of the year. In the US output growth was 2.5% in 2002, up from 0.2% in 2001 (DIAGRAM 1.1.1).

The slower-than-anticipated euro-area growth reflected, *inter alia*, the low level of investment activity resulting from the sharp fall in inventories during a period of economic slowdown. Generally, increased uncertainty in the markets was reflected by weak consumer and business confidence.

Within this environment of global economic slowdown, monetary policy remained loose with a view to encouraging growth. As expectations of a swift and strong recovery failed to materialize, the central banks of the euro area and the US (following a series of interest rate cuts in 2001, by 150 and 450 basis points respectively) reduced interest rates by a further 50 bp in 2002. The European Central Bank reduced its key rate to 2.75% in December 2002 (from 3.25% in December 2001), close to the lowest level of the past three years. Likewise, in the US the key intervention rate in December 2002 stood at 1.25% (compared with 1.75% in December 2001), the lowest level in forty years (DIAGRAM 1.1.2).

It should be noted that, as regards the euro-area economies, the sharp appreciation of the euro offset to some degree the looser monetary conditions. Lastly, fiscal policy, in seeking to foster economic recovery, led to a widening of the fiscal deficit to 2.2% in 2002 (from 1.5% in 2001) in the euro area, and to 3.1% (from 0.5% in 2001) in the US.

Inflation on both sides of the Atlantic remained relatively low despite the rise in oil prices (2002: 7.5%, 2001: -13.3%, period averages) and an international environment which, for the second consecutive year, was marked by weak demand. This fact, combined with the appreciation of the euro and the widening gap between actual and potential output, tended to restrain inflationary pressures.

South Eastern Europe (SEE)

Since the end of the 1990s, the countries of SEE (Albania, Bulgaria, Croatia, FYROM, Romania, Serbia and Montenegro) have implemented consistent fiscal and monetary policies, thereby fostering a more stable macroeconomic environment. Similarly, substantial progress has been made in reshaping the institutional framework within which the markets operate and in strengthening the financial system.

As a result, the economic results of the countries in question have been remarkable. For the three-year period 2000-2002, the region posted average growth of around 4%, and is expected to grow by approximately 5% in 2003.

Inflation was reduced considerably, and indeed is expected to fall for the first time to single digits during the course of 2003 (8% compared with 11% in 2002).

At the same time, the external position of the SEE economies has strengthened, with FX reserves totalling $ 22 billion (equivalent to 4.8 months' exports of goods and services). This has led to the creation of an environment of relatively stable exchange rates vis-à-vis the euro – an essential precondition for achieving lower inflation and fostering inter-regional trade.

DIAGRAM 1.1.1

GDP GROWTH
(CHANGE YEAR-ON-YEAR)


%
5
4
3
2
1
-1
-2
1999: Q1
1999: Q2
1999: Q3
1999: Q4
2000: Q1
2000: Q2
2000: Q3
2000: Q4
2001: Q1
2001: Q2
2001: Q3
2001: Q4
2002: Q1
2002: Q2
2002: Q3
2002: Q4
Euro area
USA

Sources: Eurostat, Federal Reserve Board Database

DIAGRAM 1.1.2

SHORT-TERM INTEREST RATES


%
7
6
5
4
3
2
1
Jan.-99
May-99
Sep.-99
Jan.-00
May-00
Sep.-00
Jan.-01
May-01
Sep.-01
Jan.-02
May-02
Sep.-02
Dec.-02
Euro area
USA

Sources: ECB, Federal Reserve Board Database

1.2

THE GREEK ECONOMY

In spite of the unfavourable international environment, the Greek economy continued to grow at a very strong pace. GDP growth stood at 4% in 2002, outstripping for the seventh consecutive year the average for the euro area by approximately 3 percentage points (DIAGRAM 1.2.1). This growth was assisted by strong domestic spending, which reflects the positive consumer and business mood (particularly in the construction sector), and the stable macroeconomic environment secured through EMU membership.

The main factors contributing to the resilience of the Greek economy, in the face of the global economic slowdown, were as follows:

- Strong consumer demand (+3.1% y-o-y), due principally to the increase in real disposable income and consumer credit (32% on average y-o-y), as interest rates were low.
- Intense building activity in the form of private investment in residential construction has been boosted by favourable terms for loans as well as expectations of increased demand for homes in areas where various infrastructure projects are now approaching completion.
- High investment growth (DIAGRAM 1.2.2), principally in the public sector, linked to projects related to Community Support Framework III (CSF III) and the 2004 Athens Olympics.

These factors fully offset the negative impact on growth resulting from adverse developments in the current account balance related to the decline (by 0.5% y-o-y) in external demand for Greek products and services (due, in turn, to the international economic slowdown) combined with a comparatively slower deceleration in Greek imports (+0.5% y-o-y).

DIAGRAM 1.2.1

GDP GROWTH
IN GREECE AND EURO AREA


%
5
4
3
2
1
0
1998
1999
2000
2001
2002
Greece
Euro area

Source: National Statistical Service of Greece

Inflationary pressures were persistent in 2002 – the average y-o-y rise in the CPI stood at 3.6% – bringing the Greek inflation rate 1.4 percentage points over the euro-area average. These pressures can be attributed to extraordinary factors such as the increase in fuel prices during the year, higher fresh fruit and vegetable prices, and price hikes accompanying the introduction of the euro in physical form, as well as the persistent and relatively high growth in unit product labour costs (estimated at 3.5% compared with 2.6% in the euro area). By contrast, fiscal policy remains relatively restrained (the general government deficit stood at 1.1% of GDP in 2002), and oriented towards the reduction of the public debt.

In the sphere of structural change, progress was made on various fronts, thereby strengthening the growth prospects of the Greek economy.

- During 2002, a first wave of changes in the tax system was made with a view to streamlining the system and enhancing business efficiency and competitiveness. Entrepreneurship was further enhanced with the passing of new growth-oriented legislation that provides tax incentives designed to boost employment, spending on R&D, and merger activity, and makes it statutory for listed Greek firms to use international accounting standards by the end of 2003.
- With a view to strengthening SMEs, procedures for obtaining business permits and setting up small and medium-sized enterprises were streamlined.
- In the sphere of supplementary insurance cover, changes in insurance legislation now allow for the establishment of special professional funds in the form of legal entities of private law, which will in essence function as mutual funds run by professional managers. Given this new legal framework, the Social Insurance Foundation, IKA, set up a mixed mutual fund, assigning its management to banking groups (after running a relevant competition).
- A bill has been prepared to create a new

DIAGRAM 1.2.2

GROSS FIXED CAPITAL FORMATION IN GREECE AND EURO AREA (ANNUAL % CHANGE)


%
15
12
9
6
3
0
-3
1998
1999
2000
2001
2002
Greece
Euro area

Source: Reuters

framework for the issuance of corporate bonds, thus providing businesses with incentives to draw on this source of corporate financing.

- Important steps have been made in the sphere of privatization, particularly in the case of ETBA, the Hellenic Bank for Industrial Development, and the Skaramangas shipyards, the sale of an 8% portion of the Hellenic Telecom Organization, OTE, to institutional investors and the secondary public offering (SPO) of a 19% stake in OPAP, the Football Pools Organization, and a 16% stake in the Public Power Corporation.

The continued decline in the spread of Greek 10-year bonds over bunds stemmed from the positive outlook for the Greek economy, reflected also in the upgrade by Moody's of the Greek debt rating from A2 to A1 in November 2002. The spread dropped to 26 basis points at the end of 2002 compared with 33 basis points at the end of the previous year (DIAGRAM 1.2.3).

DIAGRAM 1.2.3
10-Y BOND YIELDS
GREECE AND GERMANY


%
6.0
5.5
5.0
4.5
4.0
3.5
3.0
1.30
0.90
0.50
0.10
Jan. 01
Apr. 01
July 01
Oct. 01
Jan. 02
Apr. 02
July 02
Oct. 02
Greek bond yields (left-hand side)
Spread over bunds (right-hand side)

Source: Bloomberg

DIAGRAM 1.2.4
ASE GENERAL INDEX VERSUS
EUROPEAN STOCK MARKETS


110
100
90
80
70
60
50
BASE 31.12.2001 = 100
Dec.-01
Jan.-02
Mar.-02
Apr.-02
May-02
June-02
July-02
Aug.-02
Sep.-02
Oct.-02
Nov.-02
Dec.-02
ASE General
DJ EURO STOXX 50

Source: Bloomberg

Stock market developments

For the third year in succession stock prices pursued a downward course (2002: -32.5%, 2001: -23.5%, 2000:-38.8%), with the ASE general index returning to its 1998 levels. It should be noted that in 2002 the ASE moved in line with stock markets internationally. For instance, the ASE decline (-32.5%) was similar to that of the euro area as a whole (-37.3%), as measured by the DJ Euro Stoxx 50 (DIAGRAM 1.2.4).

As a result of the price correction, total ASE capitalization declined from € 97 billion at the end of 2001 to € 66 billion at the end of 2002, representing 47% of GDP (compared with 74% at the end of 2001). This figure is comparable to that of other European countries such as Germany (40%), Spain (50%) and Portugal (41%).

Alongside the stock price decline there was a contraction in trading volumes (2002: -40.8%,

2001: -58.9%, 2000: -41.6%), resulting in even lower average annual liquidity levels in the ASE (ratio of total annual value of transactions to average capitalization) to 30%, from 41% in 2001 (DIAGRAMS 1.2.5 & 1.2.6).

The adverse stock market climate impacted negatively on firms' ability to raise funds via the ASE. In 2002, the total value of funds raised on the ASE via IPOs was € 965 million, of which € 873 million derived from the flotation of further stakes in the Public Power Corporation (€ 370 million) and the Football Pools Organization (€ 503 million), compared with a total of € 1 076 million in 2001. Similarly, the level of funds raised via SPOs was € 258 million, down 30.1% on the previous year's level of € 369 million.

DIAGRAM 1.2.5

AVERAGE ANNUAL LIQUIDITY



VALUE IN € BILLIONS
200
150
100
50
0
%
150
100
50
0
AVERAGE ANNUAL LIQUIDITY
1999
2000
2001
2002
Total annual trading volume
Average annual liquidity

Sources: ASE, Datastream, NBG calculations

DIAGRAM 1.2.6

RATIO OF CAPITALIZATION TO GDP



VALUE IN € BILLIONS
200
150
100
50
0
%
150
100
50
0
CAPITALIZATION PERCENTAGE
1999
2000
2001
2002
Capitalization (year average)
Capitalization / GDP

Sources: ASE, Datastream, NBG calculations

1.3

THE GREEK BANKING SECTOR

2002 proved to be another difficult year for Greek banks. Results were affected by the continued slowdown in the capital markets, leading to a contraction in trading gains and stock market related fees and commissions.

Nevertheless, banks managed to strengthen their "recurring" income (excluding extra-ordinary results and trading gains). This was achieved mainly through the continued increase in the volume of loans granted, as a result of the low leverage of Greek households and businesses combined with lower ECB interest rates. In fact, credit expansion continues to display strong performance, despite a deceleration in 2002 relative to 2001. In December 2002, consumer and housing loans grew by 24.2% and 35.6% respectively relative to the previous year, while total loans to the private sector over the same period expanded by 17% (DIAGRAM 1.3.1.).

DIAGRAM 1.3.1

CONSUMER AND HOUSING CREDIT
(CHANGE Y-O-Y)



%
55
45
35
25
15
55
45
35
25
15
Dec.-99
Mar.-00
June-00
Sep.-00
Dec.-00
Mar.-01
June-01
Sep.-01
Dec.-01
Mar.-02
June-02
Sep.-02
Dec.-02
Consumer Credit
Housing Credit

Source: Bank of Greece

Greek banks have lately placed much of their focus on their retail banking operations. This

DIAGRAM 1.3.2

LENDING TO THE PRIVATE SECTOR
(31 DECEMBER 2002)


CONSUMER
LENDING
12%
HOUSING
LENDING
25%
LENDING TO
ENTERPRISES
63%

TOTAL LENDING TO THE PRIVATE SECTOR: € 86.5 BILLION

DIAGRAM 1.3.3

LENDING TO THE PRIVATE SECTOR
(31 DECEMBER 2001)


CONSUMER
LENDING
11%
HOUSING
LENDING
21%
LENDING TO
ENTERPRISES
68%

TOTAL LENDING TO THE PRIVATE SECTOR: € 74 BILLION

Source: Bank of Greece

DIAGRAM 1.3.4

BANKING GROUPS' NET INTEREST MARGIN (%)


3.00
2.95
2.90
2.85
2.80
2.75
2.70
2.97
2.82
2.84
2000
2001
2002

Source: Published financial statements

Note: The figures used in the analysis of the banking groups are taken from the financial statements of the following groups: National Bank of Greece, Alpha Bank, EFG Eurobank-Ergasias, Commercial Bank of Greece and Piraeus Bank. The total assets of these banking groups comprised 73% of total assets of MFIs in Greece at end-2002.

has led to a substantial shift in the portfolio mix, with greater emphasis on housing and consumer loans (DIAGRAMS 1.3.2 & 1.3.3). On the liability side, total deposits remained unchanged (2.9%) and only repos declined (-19.4%). Consequently, the net interest margin of the five biggest Greek banking groups strengthened slightly in 2002 (2.84% compared with 2.82% in 2001) (DIAGRAM 1.3.4). This trend is reflected also in the growth in net interest income at these same banks (9.8% at end-2002) and the contribution of this growth to total income (DIAGRAMS 1.3.5 & 1.3.6).

Despite the rapid growth in loans, the quality of the loan portfolio of Greek banks is still high, a situation that contrasts with the euro area where the slowdown in economic activity has led to a sharp rise in provisions for doubtful debt. Specifically, non-performing loans of the five largest Greek banking groups do not exceed, on average, approximately 4.5% of total loans, while for the most part they are covered by provisions and collateral. The Bank of Greece, in view of the general economic uncertainty in Europe at present, decided to move proactively and increase the statutory provisions to be held by credit institutions by 2003. In particular, the ratios regarding doubtful debt and loans in default (i.e. in arrears for over 12 months) were increased by 10 percentage points, while the increase in the provisioning ratios for consumer loans in arrears was even greater.

Banking groups' profits were enhanced in particular by reduced costs. Thus, the operating costs of the five largest banks rose by a marginal 2.8% in 2002 compared with 7.6% in 2001. Nevertheless, the efficiency ratio rose to 68.2% in 2002 compared with 61.8% in 2001, primarily as a result of the decline in trading gains. If one excludes the impact of income from financial transactions, the efficiency ratio exhibits a slight decline (DIAGRAM 1.3.7).

The positive outcome of the above factors was counteracted, however, by the substantial reduction in the "non-recurring" income of the major Greek banks (-73.8%), principally on account of the following:

- the stock market slump, which led to a decline in commissions from mutual funds, dividends and financial transactions, and
- the elimination of capital earnings in banks' bond portfolios, which had been substantial in the period leading up to euro-area convergence.

These factors led to a decline in profitability, with the pre-tax profits of the five biggest Greek banking groups at the end of 2002 down 36% relative to 2001. Likewise, before tax ROA fell from 1.4% in 2001 to 0.8% in 2002, and ROE (after tax) from 13.6% in 2001 to 9.7% in 2002.

Lastly, the capital adequacy of Greek banks continues to be strong despite the substantial increase in loans and the growth in banks' size. In particular, the Capital Adequacy Ratio of Greek banking groups in 2002 was over 10%, reflecting their ability to sustain dynamically their business.

In 2002, acquisition activity in the banking sector was limited and highly selective. Emphasis was placed mainly on the absorption of subsidiary businesses within banking groups and on strengthening alliances with foreign groups, while expansion in the Balkans was limited.

DIAGRAM 1.3.5

BREAKDOWN OF BANKING GROUPS' INCOME: 2002


OTHER OPERATING INCOME
4.5%
NET PROFIT ON FINANCIAL OPERATIONS
4.2%
NET COMMISSIONS
21.4%
INCOME FROM SECURITIES
1.1%
NET INTEREST INCOME
68.8%

TOTAL OPERATING INCOME: € 5.2 BILLION

DIAGRAM 1.3.6

BREAKDOWN OF BANKING GROUPS' INCOME: 2001


OTHER OPERATING INCOME
6.1%
NET PROFIT ON FINANCIAL OPERATIONS
12.3%
NET COMMISSIONS
18.4%
INCOME FROM SECURITIES
2.2%
NET INTEREST INCOME
61.0%

TOTAL OPERATING INCOME: € 5.6 BILLION

Source: Published financial statements

DIAGRAM 1.3.7

EFFICIENCY RATIO* OF BANKING GROUPS (%)


74
73
72
71
70
69
68
67
66
65
64
63
66.4
72.9
71.1
2000
2001
2002

* INCOME FROM FINANCIAL TRANSACTIONS IS EXCLUDED

Source: Published financial statements

Mergers and acquisitions in the Greek banking sector in 2002

NBG	◦ *National Investment Bank for Industrial Development (ETEBA)* ◦ *Banque Nationale de Grèce (France)*	*Merger by absorption by the parent company NBG.*
EFG Eurobank	◦ *Banc Post (Romania)*	*Acquisition of a further 17% stake (total participation 36.3%)*
	◦ *Post Banca (Yugoslavia)*	*Preliminary acquisition agreement for 67% stake*
	◦ *Investment Ergasias S.A. (investment portfolio management)*	*Merger by absorption*
	◦ *Growth Investments S.A. (investment portfolio management)*	*Intention to merge by absorption*
Post Office Savings Bank	◦ *Bank of Attica*	*Acquisition of a 17.7% stake (the entire participation of Commercial Bank)*
Marfin Bank	◦ *Investment Bank*	*Acquisition via cash payment of 51% - 100% stake*

Two strategic agreements with foreign banks, via mutual share participation, were also signed:

Piraeus Bank	*Acquisition (via SPO) of a 20% stake in Nationale Nederlanden Life and General Insurance of the Dutch ING Group*	*The ING Group, via Nationale Nederlanden Greece, acquired (via SPO) a 5% holding in Piraeus Bank.*
Aspis Bank	*Acquisition of the retail banking business of ABN AMRO BANK in Greece (a network of 17 branches, credit card segment, insurance factoring, leasing company, SME business).*	*ABN AMRO BANK acquired a 7% stake in the share capital of Aspis Bank.*

These two agreements provide for the marketing of products by the networks of both groups and the launch of joint ventures in various sectors.

In 2002, the strategic alliances between Commercial Bank and Credit Agricole, and EFG Eurobank and Deutsche Bank were further strengthened via the launch of joint ventures and co-financing of major development projects.

THE OUTLOOK FOR THE GREEK ECONOMY AND BANKS

Recovery in the global economy in 2003 (though weaker than originally anticipated), the ongoing impact of endogenous factors contributing to Greek growth over the past few years, and the inflow of funds related to CSF III are all likely to enable the Greek economy to continue to outperform the euro area this year. Growth is forecast to be in the region of 3.5%-3.8% in 2003. In particular, growth in fixed capital investments is likely to remain robust (close to 8%), and general government investment spending expected to accelerate markedly. The upturn in the global economy – euro-area GDP is expected to grow by 1.0% in 2003 compared with 0.8% in 2002 – should enhance export activity and thereby improve the picture presented by the current account balance. Inflation is likely to slow (average y-o-y increase of about 3.5%) as the impact of most of the factors generating inflationary pressures in the previous year wanes. Of course, there is uncertainty as to the precise momentum of the international recovery, or the course that international oil prices are likely to take.

With regard to the Greek banking industry, the outlook for business growth domestically, and hence for profits, is good. Once again, retail banking will be spearheading this growth for the following reasons:

- Greek households display relatively low leverage. Growth in this area should be assisted by the anticipated deregulation of consumer credit limits, thereby boosting business, mainly with low-risk customers.

  Financing for SMEs is another growth area for banks since business in this specific market is still relatively undeveloped. In growing this aspect of their operations, banks are assisted by the fact that they have been assigned the task of distributing CSF III funds to SMEs, with the first phase targeting tourism and manufacturing businesses.

Margins for business growth

*(December 2002)**	*Greece*	*Euro area*
Housing loans / GDP	15.1%	30.9%
Consumer loans / GDP	7.0%	7.4%
Mutual funds /GDP	18.1%	43.2%
Insurance premia / GDP**	2.0%	7.0%

* Provisional data
** Figures for 2001

Sources: Bank of Greece, European Central Bank, Greek Association of Insurance Companies

For the current year it is estimated that income from asset and fund management will increase as customers shift from simple deposit products to more sophisticated investment configurations (such as guaranteed initial capital products and mutual funds). Likewise there are substantial margins for growth in the Greek mutual fund market where penetration is still low. A sector presenting long-term growth potential is insurance, since the insurance issue will continue to be of central concern to the majority of working people.

The growth outlook is favourable for banking operations in those Balkan countries where Greek banks have forged a notable presence. Over the course of the past five years, the health and performance of the banking system in SEE countries have improved substantially. The banks in these countries display remarkable growth potential and are expected to benefit from increased demand for loans as there is likely to be an improvement in financial intermediation from the current very low level (18%) relative to the other countries of Central and Eastern Europe (45%). This development should reinforce other factors supporting high and sustainable growth rates in the economies concerned, and to this end Greek banks will also play a significant role. In fact, during the period 1990-2002, they invested approximately € 500 million in the financial sectors of these countries.





STRATEGY OF THE NBG GROUP

STRATEGY OF THE NBG GROUP

The long-term objective of the NBG Group is to create shareholder value while offering top quality services to its customers and society in general. To achieve this, we have sought over the course of the past few years to transform the Group into a modern, dynamic and innovative financial organization, affirming its role as the lead player in the Greek banking market. This was no simple undertaking, as the banking environment has become increasingly competitive, and there is today a growing demand for new services and a more modern relationship with customers.

At the present juncture, the adverse economic climate and the significant changes taking place in the banking sector internationally require that we adjust our strategy without, however, compromising our commitment to our long-term objective. A key objective of the NBG Group is to consolidate its position in the single European market. To this end, we focus on enhancing operating profit, maintaining a strong capital base, improving further the quality of assets and developing the technological infrastructure that enables us to achieve a more efficient allocation of capital, principally through a conservative policy vis-à-vis loans and investments.

Accordingly, we are pursuing growth in segments and activities where the Group boasts strong comparative advantages and identifies significant growth prospects, whose returns fully justify the risk undertaken. At the same time we seek to upgrade continuously the services we provide, so as to secure the loyalty and satisfaction of our customers.

As a result, we are concentrating our focus on the rapidly growing areas of retail banking, lending to SMEs, asset management and bancassurance, as well as on our broader aim of expanding further in SE Europe.

As a key part of the strategy, NBG systematically seeks to modernize its systems and procedures and at the same time reduce costs. These complementary efforts form part of a process of continuous progress that permits us to meet the new requirements of the market, and, together with the Bank's investment in its human capital, have succeeded in enhancing productivity and efficiency. In this respect, the substantial efforts made in 2002 to modernize and restructure our branches will continue unabated in the current year.

Retail banking: engine for growth

The Bank's decision, five years ago, to focus on retail banking proved critical for its subsequent evolution into a modern financial organization. In the years that ensued, NBG succeeded in establishing itself as the principal bank of the Greek family, meeting the needs of individuals and households via an extensive range of retail products and services. In the context of this effort, NBG offers not only traditional deposit products but also a more sophisticated range of mortgage and consumer loans, credit cards, mutual funds, life assurance and other investment products. Through these, NBG aims at capitalizing on its very substantial client base (two thirds of the country's economically active population bank with us).

In 2002, NBG decided to extend the model applied to its consumer and mortgage lending business to the sphere of professional credit. At the same time, we launched new loan products to self-employed professionals and small businesses with annual turnover below € 1 million, which proved highly popular and generated an impressive 35% increase in professional credit balances during the period March to December 2002.

At the end of 2002, retail-banking products represented 44% of the Group's loan portfolio, as against 38% at the end of 2001. NBG will seek to increase yet further the contribution of its retail banking business to the Group's profits and turnover. It can do this by tapping the resources of its restructured branch network, alternative distribution channels and the cross-selling potential of the Group's large customer base. We will also seek to enhance customer satisfaction and thereby strengthen customer loyalty, shifting the orientation of our lending activities from a product focus to a client focus.

2

Continued targeting of SMEs

NBG considers further expansion in its financing to SMEs to be an important challenge as well as a specific target. The SME segment constitutes the backbone of the Greek economy and presents ample margins for lending growth, particularly given the fact that the financial awareness of small and medium-sized enterprises is constantly improving, and they realize the need to achieve sustained growth in order to secure a future in the single European market.

National Bank of Greece is determined to play a central role in supporting SMEs in their efforts to make their business prosper. By drawing on our very extensive client base, launching new products, maximizing the potential of our newly restructured branch network and seizing the opportunities arising from the Bank's pivotal role in the management and distribution of CSF III funds, we expect to deliver greater volumes of services to SMEs in the years ahead. Already, the results in this area have been highly encouraging, with lending to SMEs in 2002 growing by 15%.

Prepared for tomorrow: asset management and bancassurance

In Greece, asset management is still in its infancy. However, it is very likely that investor behaviour in Greece will change markedly in the near future as investors seek more sophisticated products and greater diversification in their investment portfolios, in line with their needs, income and appetite for risk.

National Bank of Greece is already well prepared to cater to investor needs and to assist Greek households in their investment decisions. For instance, NBG offers a wide range of investment options covering the major money and capital markets. Furthermore, for some months now it has provided a series of new capital-guaranteed deposit products that offer the possibility of higher returns, as an alternative to conventional deposits whose return reflects the low interest rate environment internationally. The positive response which these have received from the investing public is evidence of the potential in the Greek market for products of this kind.

NBG also restructured its Private Banking activities with a view to attracting high net worth individuals to its investment services. The fact that NBG runs the largest and most efficient treasury in Greece, as well as having a very large client base, provides it with important comparative advantages in attracting clients and in managing successfully their funds.

A similar picture is presented by NBG's bancassurance operations. The insurance market in Greece still lags behind the rest of Europe by a wide margin. The need for better and fuller insurance coverage and the increased role of private pension insurance are both likely to lead to a substantial rise in demand for insurance products in the years ahead. Indeed, via the largest insurance company in Greece, NBG offers modern insurance products and services that meet the growing needs of the public.

Diversifying our revenue and extending our horizons internationally

In the years ahead, one of our key strategic goals will be not only to optimize our potential in the domestic market, but also to enhance our presence and activity beyond the borders of Greece. In this way, NBG can grow into a strong regional banking institution whose reach extends across the wider SE Europe area.

However, NBG's international activities are required to generate satisfactory returns on capital invested. To achieve this objective, we have embarked on a broad restructuring of the Group's international business, and this restructuring is already bearing fruit. In fact, in 2002, net income from international activities accounted for approximately 25% of the Group's total net revenues (excluding capital gains) compared with 12% in 2001.

We aim to widen the scope of our operations in the Balkan markets, particularly in the sphere of retail banking, applying to our units in these countries the successful model developed and implemented in Greece. By forging a strong presence in the wider region the Group should continue to generate positive results, as the region embarks on a period of rapid growth of over 4% annually, and as public confidence in banks (and particularly foreign banks) operating in these countries strengthens.

Increasing productivity and containing operating costs: keys to improved profitability

Besides seeking to enhance revenues through higher turnover and aiming to capture a larger share of sectors offering higher profit margins, NBG is committed to managing carefully, and containing as far as possible, the operating costs of the Bank and the Group as a whole.

During the course of 2002, the Group's branch network at home and abroad underwent extensive restructuring. These changes have improved the productivity and efficiency of the branch network, and led to a reduction in operating costs as well as to the provision of better services to customers.

On the Group level, the departure of over 1 500 employees (7% of the workforce) and a reduction in the level of overtime led to a reduction, for the first time, in staff expenses by 0.5% in 2002. The benefits deriving from the reduction in staff numbers should become more apparent during the course of 2003, when the increase in overall operating costs is likely to be again moderate.

It should be stressed that in recent years the Group has invested substantial sums in radically modernizing its entire operations and technological infrastructure. This programme has now reached completion. As a result there should be a reduction in these expenses in the coming years, since the considerable investment gap that existed earlier has been closed.

Effective risk management

NBG takes special care to maintain the high quality of its loan portfolio. For this reason, the accurate and swift evaluation of loan requests is a top priority. Furthermore, NBG follows a conservative policy with respect to market risk, applying a VaR methodology to monitor the relevant market risk factors on a daily basis. At the same time, the Bank carries out proactive and systematic surveillance of its loan portfolio, a process that was recently upgraded with the introduction of Moody's Risk Advisor rating system.

Thus, despite the substantial increase in retail-banking lending in recent years, there has been a marked improvement in the quality of the loan portfolio. Hard work has produced well-earned results: non-performing loans have declined remarkably in the rapidly growing retail-banking business (consumer and mortgage lending). To illustrate, the level of new non-performing loans over the past four years in the mortgage lending sector represents, in total, just 0.8% of related disbursements over the same period. During the same four-year period, the impressive € 1 800 million increase in the consumer loan balance led to a rise of just € 35 million in non-performing debt.

Lastly, it should be stressed that the improvement in operating profit together with the satisfactory capital adequacy of the Group stand to guarantee the future growth of NBG both within Greece and internationally.





ACTIVITIES OF THE NBG GROUP

ACTIVITIES OF THE NBG GROUP

3.1

RETAIL BANKING

Consumer credit

For yet another year, consumer credit was a key driver for growth in the Group's retail banking business. During the course of 2002, special emphasis was placed on developing further all the product delivery networks and capitalizing on the broad customer base of the Bank. In October 2002, the Bank introduced the direct sale of consumer lines of credit and credit cards via a network that targets specific groups of customers. At the same time, selective customers were offered pre-approved consumer lines of credit, which proved extremely popular, as the positive response from customers was three times the anticipated level.

DIAGRAM 3.1.1

NBG CONSUMER CREDIT
(BALANCES AT YEAR END - € MILLIONS)



1 400
1 200
1 000
800
600
400
200
0
327.8
607.8
997.0
1 218.3
1999
2000
2001
2002

Thus, following the high level of disbursements attained in 2001, 2002 also turned out a strong performance. The Bank's consumer loans balance (excluding credit cards) at 31 December 2002 was up 22.2% on the previous year, and represented 6.3% of the total loan portfolio (DIAGRAM 3.1.1).

National Bank aims to increase the degree of customer satisfaction vis-à-vis its retail business and to encourage its customers to undertake recurring purchases, thereby gradually transforming its consumer credit portfolio from a "Portfolio of Products" to a "Portfolio of Customers", and its short-term working relationships to long-term ones.

Credit cards

The Bank saw further advances in its credit card business in 2002 with the introduction of the Platinum MasterCard and the upgrade of its Business MasterCard, both of which target high-income customers. Moreover, its "Balance Transfer" programme continued to be particularly successful, as funds transferred during 2002 presented an impressive increase. The provision of services expanded with the automatic increase in card limits and the payment of dues on credit cards via ATMs. Looking forward, the Bank was active in the "smart card" segment, launching a co-branded card in cooperation with a large chain-store group. This card has all the benefits of a classic Visa card, combined with the features of a loyalty card, whose owners will collect points through an award system for purchases made at the stores of the specific chain-store group.

Thanks to successful distribution channels and the broad range of products offered, credit card balances rose by 32.1% in 2002, thereby maintaining strong market share despite stiff competition from other market players (DIAGRAM 3.1.2). There was also an increase in the number of cards, by 27%, with NBG MasterCards and Visa cards totalling 1 097 800 at end-2002. It is also worth noting that in 2002 over 230 000 new cards were issued, and that during the period 1999-2002, new issuance reached 770 000, an average annual growth rate of over 35% (DIAGRAM 3.1.3).

The network of businesses working in partnership with the Bank is steadily expanding (they now number more than 100 000), creating a strong base for future sales through credit cards. In 2002, 12 600 new POS terminals were installed at hub locations around the country, with particular emphasis placed on covering tourist areas and large chain stores. Thus the total number of such terminals climbed to over 45 000, more than triple the number in 2000 (DIAGRAM 3.1.4). Furthermore, during 2002, the level of transactions conducted via our business partners grew by 20%, generating acquiring of € 944 million (0.6% of GDP) (DIAGRAM 3.1.5).

DIAGRAM 3.1.2

CREDIT CARDS
(BALANCES AT YEAR END - € MILLIONS)


1 200
1 000
800
600
400
200
0
352.5
528.2
779.7
1 030.1
1999
2000
2001
2002

DIAGRAM 3.1.3

NUMBER OF CARDS
(000s)


2002
2001
2000
1999
1998
1 098
865
629
502
330
0
200
400
600
800
1 000
1 200

DIAGRAM 3.1.4

NUMBER OF POS TERMINALS


2002
45 000
2001
33 000
2000
15 025
1999
8 635
1998
5 230
0
10 000
20 000
30 000
40 000
50 000

DIAGRAM 3.1.5

LEVEL OF TRANSACTIONS (ACQUIRING)
(€ MILLIONS)


2002
944
2001
787
2000
629
1999
537
1998
465
0
200
400
600
800
1 000

DIAGRAM 3.1.6

NBG MORTGAGE LOANS
(DISBURSEMENTS € MILLIONS)


1 400
1 200
1 000
800
600
400
200
0
599
846
1 223.8
1 337.9
1999
2000
2001
2002

Mortgage lending

The year 2002 saw further growth in mortgage lending despite the fact that the previous three-year period was marked by brisk average annual disbursement growth of 45%.

NBG's mortgage lending product, Ethnohousing-1, continued to be a particularly popular product in 2002. It is highly competitive as it offers one of the lowest start-up rates in the market. In fact, sales of Ethnohousing-1 accounted for approximately 45% of NBG's new Mortgage loans.

Another new product that saw particular success in 2002 was the NBG Housing Plus loan, which links the loan rate to a specific institutional benchmark interest rate, the ECB intervention rate.

Overall, requests for mortgage loans rose by an impressive 24% in 2002, supported by leveraging new distribution networks. Moreover, the Bank aims to maximize the potential of its large mortgage lending customer base and promote other products, such as cards, personal and consumer loans, and bancassurance products.

NBG has taken the strategic decision to increase the average level of mortgage loans by targeting high-income customers and at the same time promoting longer-duration loans. Over the three-year period 2000-2002, this strategic focus has generated a 31.4% increase in the average level of new loans.

As a result, during the course of 2002, new disbursements totalled € 1 338 million, up 9.3% (DIAGRAM 3.1.6). Accordingly, total outstandings rose to € 5 640 million, up 22.2%, despite the aging of the loan portfolio and the concomitant high level of loan repayments (DIAGRAM 3.1.7). Consequently, the Bank remains the market leader in mortgage lending.

In 2003, the Bank aims to further enhance use of its branch network and alternative delivery channels while sustaining its particularly competitive pricing policy.

Lending to professionals and small businesses

The previous year saw some significant changes in the area of credit to small businesses. The principal aim was to enhance the quality of service offered to customers and intensify NBG's penetration into the professional credit segment. To achieve these aims, in mid 2002, the Bank separated out the credit activities of small businesses and professionals with low levels of turnover. In fact, businesses and professionals with an average annual turnover of up to € 1 million have thus been classed as "professional credit" and shifted to the Bank's retail banking operations.

This strategy has proved to be particularly effective. Operations in the sphere of lending to professionals experienced rapid growth, with the loan balance totalling € 575 million at end-2002, up 35% from March. To this end, three new lending products were launched for professionals and small businesses: the "Open Professional Plan", the "Mid-to-Long-Term Fixed Assets Loan" and the "Mid-to-Long-Term Working Capital Loan". At the same time, the Bank undertook mass marketing to targeted groups of self-employed and small business customers.

A significant aspect of the quality of the Bank's professional credit performance is reflected in the fact that the growth in balances represented primarily new customers, to the tune of 72.2%. Sales of the three new products accounted for no less than 58.7% of the total increase (the Open Professional Plan alone accounted for 50.8% of the increase).

DIAGRAM 3.1.7

NBG MORTGAGE LOANS
(BALANCE AT YEAR END - € MILLIONS)



6 000
5 000
4 000
3 000
2 000
1 000
0
3 158.0
3 701.0
4 613.6
5 640.0
1999
2000
2001
2002

3.2

BUSINESS LENDING

Business lending remains the major component of the Group's activity, with corporate loans, factoring and leasing services being offered to a wide range of companies, including the shipping industry.

NBG intends to expand its activity in sectors displaying high growth. Further penetration into SME financing constitutes a key aspect of this strategic objective. In the sphere of large corporate financing, the Bank focuses its strategy on selective entry into sectors showing growth potential, while leveraging its ability to cross-sell products so as to maximize yield per customer and loan.

Corporate lending

In 2002, a key aim of the Group was to provide large corporate clients with a wide range of financial products (including, for instance, loans, factoring, leasing and consulting services, deposit products and corporate insurance) with a view to growing yield per customer across the Group as a whole.

The number of the Bank's large corporate customers in 2002 rose by 14% (DIAGRAM 3.2.1.) while the level of financing declined by 4% on account of the 12.5% reduction in the public sector loan balance. Alongside the implementation of a more satisfactory pricing policy, the Bank succeeded in growing its participation in the provision of funds to major self-financed projects in Greece and abroad. Overall, NBG continues to hold first place in lending to large corporations.

The aim for the current year is to achieve a qualitative broadening of the Bank's financing activities, with the focus on maximizing the opportunities that arise with the ongoing inflow of CSF III funds, the 2004 Athens Olympics and the increase in self-funded and energy-related projects.

DIAGRAM 3.2.1

BREAKDOWN OF NBG's BUSINESS LENDING PORTFOLIO (2002)


SHIPPING
9.4%
PUBLIC
SECTOR
10.1%
SMEs
28.3%
LARGE
CORPORATES
52.2%

Shipping credit

Shipping is a long-established area of the bank's business, in which it holds the leading position in Greece, and third place internationally vis-à-vis the financing of the Greek-owned fleet. In 2002, the dry bulk and oil cargo markets initially saw a significant slowdown before picking up again in the last quarter of the year. Under these somewhat unpredictable conditions, the aim of the group had been, in the first phase, to maintain the good quality of its portfolio, while restraining growth in loan production. In the subsequent phase, the Group endeavoured to attract new customers with a view to forging long-term relationships. As a result, the shipping customer base of NBG grew by approximately 9% (DIAGRAM 3.2.2), while the number of ships in its loan portfolio totalled 267. New financing to shipping in 2002 totalled US$ 213 million, increasing the total loan portfolio by 11.4%, to well over 1 billion US dollars. It is noteworthy that financed vessels which are less than 5 years old represent 41% of NBG's total financing to shipping.

Lending to SMEs

After retail banking, lending to small and medium-sized enterprises (SMEs) was the fastest growing sector of the Bank's financing activities. In 2002, SME credit balances posted growth of 15% y-o-y, increasing at a substantially faster rate during the second half of the year.

Over the course of the past year, activity focused on attracting new customers and enhancing yield. Following a coordinated effort to attract new customers, with on-site visits to SMEs, at end-2002 the total number of customers increased by 11%.

At the same time, the Bank undertook significant initiatives to strengthen special credit operations, such as leasing and factoring. As a result, in the case of leasing, the number of agreements increased by 22% while the financing of new leasing operations

DIAGRAM 3.2.2

NBG BUSINESS LENDING CUSTOMER GROWTH 2002


%
16
14
12
10
8
6
4
2
0
14.0
8.9
10.7
LARGE CORPORATES
SHIPPING
SMEs

grew by 71%. In the sphere of factoring, turnover and the number of customers grew by 148% and 115% respectively.

NBG expects 2003 to be a particularly dynamic year in the area of lending to SMEs. The reorganization of its larger branches, completed in 2002, will benefit smaller businesses, while new products, tailored to the needs of SMEs, as well as the distribution of CSF III funding should all lead to significant turnover growth in this area.

DIAGRAM 3.3.1

NBG DEPOSITS - MARKET SHARE (%)


%
40
35
30
25
20
15
10
5
0
18.3
14.5
35.8
36.1
24.0
24.4
13.2
10.7
26.5
26.9
SIGHT
SAVINGS
TIME
REPOS
TOTAL
Dec.-01
Dec.-02

Source: NBG, Bank of Greece

DIAGRAM 3.3.2

BREAKDOWN OF NBG DEPOSITS IN 2002


OTHER
0.4%
SIGHT
8.1%
REPOS
17.7%
TIME
20.9%
SAVINGS
52.8%

3.3

ASSET MANAGEMENT

The Group is a leading investment solutions provider in Greece, as demonstrated by the growth in its related investment products in 2002.

Deposits - investment products

Total Group deposits and repos in 2002 stood at € 44 801 million (up from € 44 813 million in 2001) while the Bank's market share was also reinforced (DIAGRAM 3.3.1). An analysis of deposits indicates that repos and savings deposits increased by 14% and 4.9% respectively, at the expense of sight and time deposits (down by 11% and 6.5% respectively) (DIAGRAM 3.3.2).

During this period of low interest rates and declining equity markets, NBG launched a series of new capital guaranteed investment products offering the potential for higher returns than conventional deposits. The products issued during the course of 2002 attracted a significant level of funds, indicating that there is considerable demand by the saving public for such types of sophisticated investment product. At 31 December 2002, capital guaranteed products sold totalled € 321 million as compared with € 64 million at end-August, while the balance at end-February 2003 had risen to over € 400 million (DIAGRAM 3.3.3).

Private banking

Since the end of 2002, the Bank's private banking business has been revitalized. It aims to provide top quality investment services to high net worth individuals and to meet their specialized investment requirements. In this context, private banking is launching three new units in Athens, Thessaloniki and London – the London unit with a view to attracting and serving the more sophisticated customers in this business segment.

To enhance transactions efficiency, customers will be provided with direct access to their current investment position. A new computer system is being set up for automated monitoring of such positions and the printing of the relevant statements.

Mutual funds

The Group broadened its client base substantially in 2002 due to both the launch of new mutual fund products and changes in legislation related to the management of insurance funds. A total of 16 mutual funds under the brand name "Delos" currently provide customers with a full range of investment fund solutions, including money market instruments, equities, bonds and international sector-specific investments.

In 2002, following recent legislative changes, emphasis was placed on the management of the assets of insurance funds, particularly since this sector offers considerable scope for growth. To this end, the Group developed investment configurations for each insurance organization, and went out to present these to the key insurance institutions of the country. In May 2002, after winning the contract competition, the Group undertook the management of part of the reserves of the TAP-OTE insurance fund, totalling € 86.7 million. Moreover, in February 2003, the Bank was selected along with another Greek bank to co-manage the assets, totalling € 328 million, of the mixed mutual fund of IKA, the Social Insurance Foundation.

DIAGRAM 3.3.3

CUMULATIVE SALES OF CAPITAL GUARANTEED PRODUCTS (€ MILLIONS)


450
400
350
300
250
200
150
100
50
0
64.3
102.0
145.5
221.6
320.6
402.2
412.9
Aug.-02
Sep.-02
Oct.-02
Nov.-02
Dec.-02
Jan.-03
Feb.-03

3

Alongside the current portfolios of Delos funds, which were designed to cater for customers with four different levels of risk averseness, a number of similar investment fund portfolios were introduced for institutional customers and corporations (White Delos Fund Portfolio, Hellas Eurozone Delos Fund Portfolio, Global Delos Fund Portfolio).

Furthermore, the Group sought to launch new mutual funds that invest in foreign equities, and limit to some extent potential losses. These products (NBG Synesis Funds-SICAV and NBG International Funds SICAV) comprise a range of jointly managed umbrella funds and are an innovation in the Greek market. During the course of 2002 a further mutual fund product, NBG Global Equity Fund, was also launched.

In 2002, the marketing of mutual funds was upgraded, with the operation of a Sales Promotion Centre assigned the task of directing and supporting sales through the Bank's network. This centre has already reported encouraging results.

DIAGRAM 3.3.4

FUNDS UNDER MANAGEMENT: MARKET SHARE (%)


%
18
16
14
12
10
8
6
4
2
0
16.8
15.8
16.7
2000
2001
2002

Diethniki Mutual Fund Management succeeded in improving the performance and the ranking of its mutual funds, with funds under management remaining at € 4.2 billion at the end of 2002, despite the general decline in equity fund assets. This reduction stemmed primarily from the downturn in the ASE general index during the course of the year. Given that the mutual fund market as a whole presented a decline in assets of 5.3%, it is noteworthy that Diethniki did not suffer a decline in its assets under management. It thus succeeded in increasing its market share (DIAGRAM 3.3.4), maintaining second place in the sector.

3.4

INVESTMENT BANKING

The NBG Group maintained the leading position in all the key areas of investment banking, including treasury



3

activities, capital market operations, and debt and consulting services, offering top quality services to its customers.

Treasury activities

The Group's Treasury is active in the trading and marketing of Greek government bonds, foreign exchange, interbank products, and market traded and OTC financial derivatives.

The NBG Group is the principal trader of Greek government and corporate debt. For the second consecutive year, it was first among 18 key dealers in Greek government securities traded electronically through the Electronic Secondary Securities Market (HDAT). Moreover, NBG was the first Greek bank to participate in EuroMTS, the pan-European electronic trading platform for government and quasi-government Eurobenchmark bonds.

The Group is also a primary interbank dealer at the European level, acting as the main liquidity link between Greece and the rest of Europe. Furthermore, NBG is the only Greek bank participating on a daily basis in the committee determining Euribor, as well as participating in the Euro Liquidity Committee and the Euribor Committee. In the interbank market for repos on Greek government bonds, the Group controls the largest share of the market on a European level. Furthermore, for the second time, the Bank in 2002 held first place in Greece in FX dealing, while it is also the principal dealer in the financial derivatives market.

Brokerage

In 2002, despite the adverse climate in global stock markets, the Group managed to ride the storm and further strengthen its competitiveness. By developing new products and services that meet the needs of today's customers, the Group succeeded in enlarging its market share and holding second place in the market. New services in 2002 included:

- Cosmos: providing customers with immediate investment access to 31 stock markets.
- Margin Account: buying shares on credit.
- On-line trading.

The growth in market share (from 6.8% in 2001 to 7.8% in 2002) stemmed first and foremost from growth in the Bank's foreign institutional clientele. At the same time, the Group continues to enhance its presence in trading of derivatives and fixed income instruments. In the year ahead, the Group intends to extend its strategic marketing and sales policy to other customer segments – particularly individuals – while ensuring the continuous upgrade of its services.

Underwriting and consulting services

As was to be expected, the adverse climate that prevailed throughout 2002 in the Greek and international capital markets took its toll on the number of initial public offerings (down from 24 in 2001 to 20 in 2002). Nevertheless, the Group maintained a notable level of underwriting and consulting business during the year, acting as coordinator, lead manager or underwriter in 18 of the 20 issues that occurred in 2002 in Greece. On the basis of the total level of risk undertaken, the Group attained a market share of 15.6%.

The Group played a notable role in the two largest public offerings of 2002, acting as:

- Global coordinator and bookbuilder, as well as financial consultant for the second tranche of the Public Power Corporation's privatization process, in a share offering of € 370 million.
- Lead underwriter in the SPO of OPAP, the Football Pools Organization, as part of its privatization process, in an offering worth € 503 million.

In the sphere of government and corporate debt, NBG acted as underwriter in twelve issues. These included government bond issues, bank bonds (EFG Eurobank-Ergasias, General Bank, and others) and eurobonds issued by Balkan states. The Group also participated in the benchmark issues of the Greek government 10-year bond (totalling € 5 billion) and the 20-year bond (totalling € 3.5 billion) issued, respectively, in January and April 2002. NBG was joint manager alongside five other Greek and foreign banks and achieved the widest dispersion of sales to domestic and international investors.

A strategic goal of the Group in 2002 was to continue its provision of consulting services in the area of project finance for major infrastructure projects, primarily in the public sector, and to broaden the provision of these



services to the private sector. Success in 2002 is measured by the continued supply to the government sector of consulting services for five major projects: the Rio-Antirio Bridge, the Athens Ring-Road, the Thessaloniki Subway, Greek Highways and the Thessaloniki submarine road artery. Furthermore, consulting services were provided to four projects in the private sector also.

The Bank also offers financial consulting services in Greece, SE Europe and the Mediterranean, focusing on the following areas:

1. Mergers and acquisitions in the private and public sectors.
2. Corporate restructuring and financing.
3. Business valuation studies.
4. Public sector privatization programmes.

Venture capital

The Group's venture capital activity extends to the wider region of SE Europe. It seeks to generate returns by strengthening the capital structure of fast-growing firms operating in promising sectors and led by efficient, dedicated management and then selling off the holding within a time horizon of three to six years. The funds managed (via NBG Greek Fund, NBG Balkan Fund and NBG Technology) total approximately € 150 million. Notably, the Group runs the only specialized fund for high-tech investments in Greece, NBG Technology LP.

In 2002, the Group's venture capital business experienced the following developments:

- The launch of a new fund, NBG Emerging Europe Fund LP, with total capital of € 30 million. It invests in non-listed, rapidly growing companies active primarily in Central and Southeast Europe. The fund will absorb the existing investments of NBG Balkan Fund Ltd, a process that should be completed in the first half of 2003.
- The launch of NBG Real Estate Fund LP (€ 30 million), which, in collaboration with JP Morgan Partners Peabody Fund, invests in the Greek real estate market.
- Participation in the Turkish Private Equity Fund I.

In 2003, the Group will continue to focus its interest on new investment opportunities in dynamic small and medium-sized enterprises, and firms that primarily target markets outside Greece.

3.5

INTERNATIONAL ACTIVITIES

International activities form a dynamic component of the operations of the NBG Group. The Group is active in 17 countries outside Greece via a 250-unit network of branches, representative offices and subsidiaries employing a total of 5 038 individuals.

NBG's international strategy aims to forge NBG into a vigorous regional force in the Balkans and SE Europe, and to consolidate its presence in major financial centres. This objective is pursued via the steady enhancement of the administrative structure and the operation of the Group's units in such markets, and the gradual and prudent expansion both in retail banking and in corporate finance. The endeavour is based on the flexible implementation of the model NBG has successfully applied in Greece.

NBG's strategy, particularly for its Balkan network, shall continue to focus on:

- Investments in new systems and procedures,
- Gradual expansion in retail banking activities, and
- Reinforcement of business lending, particularly to SMEs.

In recent years, NBG has posted remarkable progress in its efforts to enhance the presence and the performance of its international network. The international network's contribution to the Group's total net profit (excluding gains on trading activities) was 25% in 2002 compared with 12% in 2001 and just 4% in 2000. This improvement in the results of the Group's international operations is accounted for by:

- strategic moves made over the past few years,
- broad restructuring of the Group's international network, including investments in new systems and procedures,
- upgrading the quality of the network's management,
- gradual expansion in retail banking activities, and activity in the area of corporate financing in international markets, and
- continued improvement in the performance of the SE European economies where the Group operates.

The Bank made significant advances in rationalizing its presence internationally, and restructuring its network of banking units. NBG sought to downscale its presence and restructure its networks in certain areas in view of changes in local market conditions and competition.

In the light of the above, the Bank decided to reduce its focus to wholesale and private banking in the UK and in Germany. Furthermore, the network of NBG subsidiary United Bulgarian Bank (UBB) was restructured effectively, through a reduction in those units yielding unsatisfactory results, their number being reduced from 149 in 2001 to 104 in 2002 and excess staff being cut back by 17.5%. A similar process of restructuring, along with staff reductions by 14.5%, was implemented in subsidiary Stopanska Banka. On the other hand, following stabilization of the economic environment, NBG decided to strengthen the Group's presence in the Federal Republic of Yugoslavia, where it set up three new units, as well as in Romania and Albania where a similar process is underway.

The Bank made substantial efforts to upgrade the loan processing and IT infrastructure of its subsidiaries in SE Europe. Accordingly, UBB's credit procedures were restructured and credit centres were launched with a view to boosting retail banking activities, while consumer credit was also reinforced through the launch of new products (credit cards, and consumer loans in collaboration with chain stores) and the installation of a new card management system. Moreover, in 2002, Stopanska Banka stepped up implementation of a new IT system (IT Globus) and a new data processing system (SAP R/3) supporting back-office procedures.

Alongside network restructuring and the introduction of new systems and procedures, NBG pursued growth in its retail banking operations. In fact, UBB achieved spectacular growth in its retail banking operations (up 250%) following the restructuring of its network, the launch of new products, and a substantial increase in credit card volumes (up 54%), combined with a 21% increase in POS terminals. The launch of new deposit products in local currency and euro, together with expansion in mortgage and consumer credit had a correspondingly substantial impact on the retail business volumes of Stopanska Banka. Likewise, in Albania NBG also embarked on gradual and cautious expansion of its retail banking activities via the provision of mortgage loans and the launch of a special retail banking service.

2002 was a particularly good year for Atlantic Bank of New York (ABNY). Following its merger with Yonkers Financial Corporation, which was completed within the first half of 2002, ABNY's network increased to a total of 20 branches, employing 291 staff. Its total assets amounted to US$ 2.75 billion, up 39%, and its pre-tax profits were US$ 42.2 million, up 61%, at the end of the year. It should be noted that ABNY is a particularly efficient and profitable NBG subsidiary, while its loan portfolio consists mainly of loans to SMEs and mortgage lending.

National Bank of Greece (Canada) had similarly positive results. The Bank runs a network of 10 branches offering a full range of banking products and services, and focuses



on real estate financing. Notably, in 2002 the Bank's pre-tax profit in Canada posted an increase of 21.7%.

In the current year, NBG aims to further enhance the results of its international activities. This decision reflects the increasingly significant role that international operations are assigned to play in the Group's profitability and strategy in the years ahead.

3.6

OTHER ACTIVITIES OF THE NBG GROUP

A significant part of the NBG Group's operations focuses on the areas of insurance and real estate. The Group is also active in the hotel services sector via Astir Palace Vouliagmenis S.A.

Insurance

The Group holds a leading position in the insurance sector via its insurance arm, Ethniki Hellenic General Insurance S.A. The company provides insurance cover for a broad range of risks (life, health, fire, calamity, credit, hull, aircraft and cargo) and enjoys strong reinsurance coverage via world-class companies active principally in Europe.

Ethniki Insurance offers its products via a network of 58 branches, 156 insurance offices and 1 400 insurance agencies throughout the country. Furthermore, its products are now available via the branches of NBG as well.

According to the latest statistics, the market share of Ethniki Insurance in the non-life, automobile and life insurance sectors is 21.2%, 24.4% and 15.8% respectively. In 2002, life insurance premium production increased by 7.8%, totalling € 219.7 million as against € 203.8 million in 2001, while non-life insurance premium production rose by 11.4%, totalling € 370.4 million versus € 332.5 million in 2001. The unfavourable climate prevailing in the Greek capital market had an adverse impact on investments. At the end of 2002, an increase in Ethniki Insurance share capital by € 60.25 million was undertaken, as a measure to sustain its solvency requirements.

Forthcoming changes in Greek legislation regarding insurance should provide new opportunities for the private insurance sector. The reforms to the country's pension system are expected to provide for the participation of private insurance companies

ETHNIKI HELLENIC GENERAL INSURANCE S.A. – FINANCIAL

(€ thousands)	2002	2001	±%
Total assets	1 319 584	1 250 821	+5.5
Equity	89 132	104 140	-14.4
Share capital	71 726	71 726	–
Reserves	17 406	32 414	-46.3
Profit before tax	3 278	30 883	-89.4

in supplementing pension levels through voluntary, self-contributing plans. A significant boost in insurance business is also expected as a result of the 2004 Athens Olympics.

Real estate and general warehouses

Real estate constitutes a key area of operations for the NBG Group. The Group is active principally via the parent company NBG, Ethniki Kefalaiou S.A. and National Real Estate.

National Bank of Greece attempts to sell real estate acquired mostly through public auction. In 2002, the Bank posted profit of approximately € 20 million from real estate sales and managed assets (other than own-use property) worth approximately € 89.7 million (book value before depreciation).

In 2002, the Group's net profit from real estate sales realized by Ethniki Kefalaiou stood at € 10.5 million. At the end of 2002, the company managed a total of 113 properties (other than own-use property) worth € 42.2 million (acquisition value).

NBG engages in the construction and utilization of general warehouses in Greece via its subsidiary National Real Estate. The company operates a network of branches throughout the country and general warehouses in major urban centres.

In 2002, National Real Estate posted an 11.5% increase in turnover (from € 10.4 million in 2001 to € 11.6 million in 2002), and an 86.2% average utilization of total storage capacity. In 2003, the company aims to launch a new warehouse in Thessaloniki, as well as its modern storage facilities at Magoula, Attica, leased to the Organizing Committee of the Athens Olympics. Moreover, it offers a range of integrated services (such as combined distribution and third-party logistics). On the basis of the above activities, National Real Estate expects to sustain and further consolidate its strategic position in the market, where it is currently estimated to hold a 40% market share (not including business related to goods in transit with the

3

NATIONAL REAL ESTATE - FINANCIALS

(€ thousands)	2002	2001	±%
Total assets	280 497	281 295	-0.3
Equity	274 169	273 994	+0.1
Share capital	49 086	54 540	-10.0
Reserves	225 083	219 454	+2.6
Profit before tax	2 451	5 901	-58.5

Piraeus and Thessaloniki Port Authorities and Customs Offices).

Hotel business

National Bank of Greece is also active in the tourism and hotel services sector via Astir Palace Vouliagmenis S.A. The company operates three hotels (Arion, Nafsika and Aphrodite), equipped with full conference and other leisure facilities and providing high-quality hotel services to individuals and corporations.

Astir Palace is a luxury hotel close to Athens. The improvement and expansion of its current premises (construction of a new convention centre and multi-purpose centre, and modernization of the buildings and installations) should boost the company's profitability yet further. A significant advantage in this respect is the fact that the company's clientele consists principally of individual clients and conventions, enabling Astir Palace to follow an independent strategy and pricing policy.

ASTIR PALACE VOULIAGMENIS S.A. - FINANCIALS

(€ thousands)	2002	2001	±%
Total assets	147 937	148 603	-0.4
Equity	137 184	135 836	+1.0
Share capital	106 500	106 500	–
Reserves	30 684	29 336	+4.6
Profit before tax	7 340	7 008	+4.7

3.7

A STRATEGY FOR UPGRADING OPERATIONS

One of the Group's key strategic objectives is to ensure continuous improvement in its efficiency so as to achieve sales growth, offer improved services and reduce operating expenses.

In 2002, the Bank's network restructuring programme was brought near to completion. The aim of this programme is to enhance the efficiency of banking procedures and services. A key component of the programme is the upgrade of both the physical aspect of the network and the professional quality of its staff, the focus being on product orientation, improved customer service, marketing and sales skills and centralization of back-office procedures.

At end-2002, the Bank's domestic network numbered 590 branches, of which the 210 full-banking and 125 retail-banking branches have been fully restructured. Besides offering mainstream banking products, NBG's full-banking branches offer investment products, consumer, mortgage and business credit, and import-export products. The retail-banking branches, besides mainstream banking products, offer investment products and consumer and mortgage credit. During the course of 2003, NBG's 230 core branches, with a staff of 5-7 employees each, will also be incorporated in this new banking model. Altogether, some 338 branches have already undergone restructuring. They manage to cover, allowing for variations across types of operation, 66%-94% of the Bank's business volume and employ 75% of the network's staff. These figures alone give a fair indication of the extent to which the programme has advanced.

The favourable impact of the restructuring programme is reflected in the performance of the Bank's branch network. Following the changes introduced in 2002, the average monthly sales realized by the branch network within the last quarter of the year were significantly higher than the average monthly sales realized over the previous three quarters. Specifically, the overall improvement is reflected by the spectacular increase in consumer loans for car purchases (over 350%), the significant growth in sales of NBG's capital guaranteed investment products (up 42%), new open Ethnoloans (up 228%), new credit cards (up 84%), mortgage lending (up 33.8%) and loans to SMEs (91.7%) (DIAGRAM 3.7.1).

DIAGRAM 3.7.1

% CHANGE IN AVERAGE MONTHLY SALES Q4 2002 / 9-MONTH 2002


%
400
350
300
250
200
150
100
50
0
227.8
377.4
84.0
33.8
91.7
NEW OPEN - ACCOUNT ETHNOLOANS (UNITS)
NEW CONSUMER - AUTOMOBILE LOANS (UNITS)
NEW CREDIT CARDS (UNITS)
DISBURSEMENTS OF NEW MORTGAGE CREDIT
LENDING TO NEW BUSINESS CUSTOMERS

These developments were also accompanied by changes in the style of management in the Bank's network. The new approach is illustrated by the launch of new sales strategies that optimize both the retail and business client base, and by the development of a new system of target-setting, which is accompanied by a system of additional financial incentives for the network's staff.

At the same time, alternative delivery channels were developed further in 2002, with a view to providing better customer service and reducing congestion at the branch level. Accordingly, the Bank's ATM network grew by 15% (a total of 1 074 machines at the end of the year), while the range of services available through ATMs was also enriched through new options such as payment of credit card dues, electricity bills, and new fixed and mobile phone company bills. Banking via ATMs increased by 4%, representing 42% of the Bank's total transactions volume. Furthermore, the market share of EthnoNet in the DIAS payment system reached 21.9%. A number of significant developments also took place in the Bank's Internet Banking services. The number of customers using NBG's Internet Banking rose by an impressive 153% in 2002 and is already in excess of 25 500 while the number of transactions made through Internet Banking increased by 167%.

Capital investments

€ millions	2002	2001	2000
Computer hardware	12.2	23.4	18.1
Software	11.9	22.6	20.6
Reorganization	4.8	6.3	7.7
Telecom	1.2	4.0	2.3
Total	30.1	56.3	48.7

As part of its overall effort to enhance productivity, the NBG Group also seeks to modernize and upgrade its IT systems. A more advanced infrastructure enables the Bank to develop new products and to service its clientele and manage its resources more effectively. In the period 1999-2001, the Bank invested over € 170 million in its technology infrastructure. In 2002, as most of these projects are nearing completion, the corresponding figure was € 30.1 million.

In 2002, with a view to opening up opportunities for the entry of new blood into its staff ranks and to engendering a new customer-oriented culture in its employees, the Bank offered a voluntary early retirement scheme to staff (including ETEBA employees). The net present value of this programme, pursuant to which a total of 725 employees retired, is estimated at approximately € 200 million. This was the third such VER scheme introduced by NBG over the past three years while similar schemes have been implemented



by various other companies of the NBG Group. In the period 2000-2002, a total of 1 379 employees retired from NBG, while in 2002 alone no less than 610 employees retired from the Group's overseas subsidiaries.

At the same time, the Bank has managed to limit growth in its other operating costs thanks to the implementation and monitoring of monthly budget plans.

3.8

STAFF

The NBG Group exercises modern and efficient management of its human resources in the belief that its human capital is a vital component in the equation that leads to profitability in an increasingly competitive environment. As at 31 December 2002, the Bank's staff numbered 14 707 employees compared with 15 194 at 31 December 2001. The total staff of the Group at the end of 2002 was 20 146 as against 21 332 at the end of the previous year.

In 2002, the Bank hired 189 new staff. The total number of employees to retire during the course of the year was 871. Of these, the greater part were employees who took advantage of the voluntary early retirement package offered by the Bank.

In seeking to enhance the customer orientation of its services the Bank places special emphasis on professional training programmes for its staff, particularly in the areas of sales techniques and best quality customer service. In 2002, no less than 1 050 staff training seminars were organized within the Bank, while the total number of participations in internal and external training sessions amounted to 13 286. In total, the Bank spent € 4 085 000 on staff training in 2002.

In 2003, the Bank plans to run a fast-track management training programme designed in collaboration with the Institute of Financial Services in order to enhance the managerial resources of its restructured branch network. Furthermore, mini-conferences are being held to broaden awareness among managerial staff on matters related to the Bank's strategy, including NBG's business vision, corporate culture, and sound banking practice.

In 2002, the staff data processing system was further upgraded, and IT procedures were put in place to support the Bank's new work regulations. Within the framework of personnel data management, the design and development of the various SAP subsystems (which, besides staff data processing capabilities, include a new posts announcement system and an evaluation system) were advanced further.

3.9

THE BANK AND THE COMMUNITY

National Bank of Greece is committed to its broader cultural role in the community within which it operates, supporting the arts and other cultural activities. In 2002, it was involved in a wide range of events and activities, from the performing and visual arts to the publication of books and the organization of cultural events. To illustrate, the total contribution of the Bank to sponsorship in the cultural sphere was over € 2.7 million, and this amount is more than doubled if grants towards NBG's Cultural Foundation (MIET) and other social activities are included.

NBG has a long record of sponsoring scientific research, education and environment-related issues and actions. It also supports conferences and other events related to finance and economics, as well as programmes designed to develop communication with local and business representatives.

The Bank also lends support to projects aiming at the safekeeping and display of the country's cultural heritage, and the preservation and restoration of historical monuments. Institutions receiving such support included the Archaeological Society, the Seminary of Chalke, and the Maritime and Ethnographical Museum of Galaxidi.

Support was provided for programmes and events by organizations working in the fields of health, child welfare and the fight against poverty.

The Bank's sponsorship for the performing arts was particularly noteworthy in 2002. These included the Christmas season of concerts at the Athens Concert Hall, productions at the National Opera House, the Athens Music Society and the international dance festival in Kalamata.

The Bank has a tradition also of supporting athletics events in Greece. Coinciding with the fact that Greece will be hosting the Olympic Games next year, the Bank has been contributing to projects designed to enhance the infrastructure enabling athletes in Greece to train and excel. Furthermore, it is the exclusive sponsor of the Hellenic Weight-Lifting Federation and of the Ensemble gymnastics team.

Environmental issues such as pollution, recycling and the protection of endangered species are a particular area of concern for NBG. Along these lines, the Bank provides for low energy consumption throughout its network and for the recycling of paper generated by its operations. It also endeavours to preserve the traditional character and highlight the architectural virtues of heritage buildings in its possession.

Lastly, the Bank provided support for organizations working for the protection of wildlife species, including the "Archelon" Society for the Protection of the Sea Turtle, and the "Arktouros" Society for the Protection of the Natural Environment.

In the sphere of publishing, the Bank was particularly active via its Cultural Foundation, MIET, which brought out a total of nine new titles in 2002, and reprinted 15 older titles in response to demand. Also, the Palaeographical Archive was moved to new premises, where it will be possible to develop new research and educational activities.

A donation by Victor and Niobe Melas of their map collection to MIET was a particularly important development in 2002. This is a unique collection, which in general lends considerable prestige to the Palaeographical Archive and should enable it to attract other important archival donations.

Furthermore, the Cultural Foundation's presence outside the Greek capital in the various regions of Greece was also significant in 2002. MIET worked alongside local cultural bodies and organizations to bring a number of its core activities to the provinces while also contributing to more general efforts to channel cultural activities to the regions.





RISK | MANAGEMENT

RISK MANAGEMENT

4.1

RISK MANAGEMENT

The NBG Group places a strong emphasis on effective and up-to-date risk management to ensure stability and continuity in its business. In line with best international banking practice, NBG focuses on management of market, credit and operational risk. The effectiveness of the Bank's risk management policies is confirmed by the good results, particularly in view of the current environment, characterized by rapid credit expansion and the adverse economic climate.

Market risk

NBG has implemented the latest methods for measuring and monitoring market risk in its trading portfolio. Market risk in the Bank's trading portfolio is monitored on a day-to-day basis, using "Value at Risk" (VaR) methodology. In 2002, the VaR arising from NBG's trading portfolio ranged from € 1.4 million to € 14.3 million, and averaged € 4.3 million (DIAGRAM 4.1.1.A). Moreover, on the basis of the VaR methodology, the Bank established individual market risk limits so as to ensure more effective control of the individual market risk components (i.e. interest rate, FX and equity risk) as well as of aggregate market risk.

Over the past two years, the Bank has consistently sought to minimize interest rate risk in its fixed-rate government bond portfolio, principally through the use of derivatives. Furthermore, interest rate swap agreements are used to convert fixed-rate corporate bonds to floating rate bonds, with a view to mitigating market risk and thus reducing capital requirements of this portfolio.

In 2002, NBG continued to promote investments in corporate bonds with high credit ratings from international rating agencies such as Moody's and Standard & Poor's. At the end of the year, the Bank's corporate bond portfolio had an average credit rating of A, equivalent to that of the Greek State (Hellenic Republic) (DIAGRAM 4.1.2).

TRADING PORTFOLIO VAR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)

DIAGRAM 4.1.1.A

TOTAL VaR
(€ MILLIONS)



16
14
12
10
8
6
4
2
0
31/12/2001
31/1/2002
28/2/2002
31/3/2002
30/4/2002
31/5/2002
30/6/2002
31/7/2002
31/8/2002
30/9/2002
31/10/2002
30/11/2002
31/12/2002

DIAGRAM 4.1.1.B

INTEREST RATE VaR
(€ MILLIONS)



12.5
9.5
6.5
3.5
0.5
31/12/2001
31/1/2002
28/2/2002
31/3/2002
30/4/2002
31/5/2002
30/6/2002
31/7/2002
31/8/2002
30/9/2002
31/10/2002
30/11/2002
31/12/2002

4

DIAGRAM 4.1.1.C

SHARE VaR
(€ MILLIONS)



2.1
1.9
1.7
1.5
1.3
1.1
0.9
31/12/2001
31/1/2002
28/2/2002
31/3/2002
30/4/2002
31/5/2002
30/6/2002
31/7/2002
31/8/2002
30/9/2002
31/10/2002
30/11/2002
31/12/2002

DIAGRAM 4.1.1.D

FX VaR
(€ MILLIONS)



1.5
1.0
0.5
0
31/12/2001
31/1/2002
28/2/2002
31/3/2002
30/4/2002
31/5/2002
30/6/2002
31/7/2002
31/8/2002
30/9/2002
31/10/2002
30/11/2002
31/12/2002

Credit risk

In 2002, NBG continued to implement systematic quantitative and qualitative monitoring of its corporate loan portfolio on the basis of its Credit Risk Rating System.

The main developments in NBG's business lending portfolio were as follows:

1. A qualitative shift towards credit of "acceptable" risk (from category 2 to category 3 of the 8-grade credit rating system used by the Bank). The shift reflects the Bank's decision to rate a portion of its borrowers more conservatively, in view of the credit crisis worldwide and the possibility that the global economy may slow down further. This change did not, however, affect the portion of business loans that are deemed satisfactory (rated 1, 2 and 3), which constitutes the bulk of NBG's business lending portfolio (80%) (DIAGRAM 4.1.3).
2. Credit that requires closer monitoring (rated 4 and 5) maintained a stable, low share in the portfolio (13%).
3. Problem credit (rated 8) was reduced principally as a result of write-offs and loan recoveries.

Consumer loans and credit cards not serviced for 100 days or more, and business loans not serviced for 180 days or more are classified "non-performing" by the Bank. As of 1 January 2002, the period following which NBG's mortgage loans are defined as "non-performing" was reduced from 360 to 180 days; with this change, mortgage loans of approximately € 100 million were characterized "non-performing" by the Bank.

Regarding the composition and level of provisions, NBG regularly reviews provisions for non-performing business loans as well as for performing business loans. Provisions for performing small business loans with small outstanding balances that present common features, for consumer loans, for letters of guarantee, and for credit card balances are formed on the basis of historic loan loss data. Furthermore, substantial general provisions

DIAGRAM 4.1.2

BREAKDOWN OF CORPORATE BOND PORTFOLIO BY CREDIT RATING


BBB
16.4%
BB
0.1%
AAA
8.3%
AA
21.6%
A
53.6%

DIAGRAM 4.1.3

BUSINESS LENDING PORTFOLIO BY RISK CATEGORY


%
40
35
30
25
20
15
10
5
0
BALANCE
1
2
3
4
5
6
7
8
CREDIT RISK CATEGORIES
2001
2002

are raised to cover unspecified risks. At end-2002, the Bank's annual provisions surpassed the Bank of Greece's minimum regulatory requirements by approximately € 170 million.

Breakdown of loans in arrears, provisions and write-offs
(in € millions)

	2002			2001*	
	In arrears	Provisions	Write-offs	In arrears	Provisions
Business loans	689	522	29.8	766	543
Consumer credit**	152	104	0.6	119	80
Mortgage credit	338	178	0.4	253	155
Other provisions	–	34	–	–	35
TOTAL	1 179	838	30.8	1 138	813

* Including ETEBA
** Consumer Loans and credit cards

NBG steadily enhanced the quality of its loan portfolio by implementing active risk management policies, and the following examples are indicative of the progress achieved over the past few years. From 1998 to 2002, the total balance of new non-performing mortgage loans represented a mere 0.8% of aggregate disbursements; furthermore, although consumer credit balances rose by € 1 800 million, non-performing consumer loans increased by just € 35 million during the same period.

At the end of 2002, loans in arrears represented 6.6% of NBG's loan portfolio, as against 7% at the end of 2001. Moreover, despite the change in the time period following which a mortgage loan is defined as "non-performing", mortgage loans in arrears increased only by 3.6%. Besides, the Bank's non-performing loan ratio, after deduction of provisions, stood at 1.9% (against 2.2% at end-2001), and was more than adequately covered by pledged securities and other collateral.

NBG constantly seeks to ensure that its credit risk management policies are upgraded through the development of new credit rating systems and the modernization of the systems already running. Following implementation of Moody's Risk Advisor system to support the credit approval process of medium-sized and large corporates, quantitative and qualitative customer databases and key ratio criteria are now in place for the system to be fully operational during the first quarter of 2003. At the same time, NBG has developed a number of tools to enhance the effectiveness of its risk management decision-making. Specifically, an expected default probability model was developed, permitting the estimation of listed companies' probability of default, while another three models were set up for rating the credit risk of other businesses (i.e. small and medium-sized enterprises, with annual turnover below € 1 million and from € 1 to € 2.5 million, respectively) as well as of self-employed individuals and small service suppliers.

According to international practice, NBG has sought to harmonize the systems it uses to measure credit risk with those used by *international rating agencies* (such as Moody's and S&P), through the gradual convergence to a 10-grade scale. Thus, it should be possible in the future to apply a uniform approach to credit risk.

DIAGRAM 4.1.4

NBG GROUP: COUNTRY RISK IN EMERGING MARKETS (31.12.2002)


350
300
250
200
150
100
50
0
(€ MILLIONS)
ROMANIA
TURKEY
EGYPT
BULGARIA
ALBANIA
FYROM
SERBIA

Country risk

NBG's risk exposure in emerging markets continues to be limited (DIAGRAM 4.1.4). In fact, as at 31 December 2002 business undertaken in emerging markets represented less than 2% of the total assets of the NBG Group (excluding assets of subsidiaries).

In the context of its country risk management policy, NBG monitors capital contributions to overseas branches, participation in the share capital of international subsidiaries, loans and interbank placements in local companies and banks, commercial transactions with counterparties (companies and banks) domiciled in these countries and positions in securities issued by them.

Operational risk

The Basel Committee proposals regarding the calculation of banks' capital requirements for operational risk should be finalized in 2003, and introduced by the end of 2006.

NBG has taken steps to develop an overall framework for the management of operational risk, on the basis of which it will be able to meet the requirements set for the implementation, initially, of the Standardized Approach under BIS II.

Capital adequacy

At the end of 2002, NBG's capital adequacy ratios effectively demonstrated that the Bank and its Group are founded on a strong capital base enabling them to pursue future growth and address the attendant risks effectively. Specifically, NBG's Total and Tier I Capital Ratios stood at 12.6% and 9.5% respectively, well above the floor of 8% and 4% set by the Bank of Greece (DIAGRAM 4.1.5).

The Bank's Total Capital Ratio rose substantially (from 11.3% to 12.6%) in 2002. This development is chiefly accounted for by an increase in Tier II capital due to a subordinated debt issue of € 750 million, which replaced a previous subordinated debt issue of US$ 200 million.

On the other hand, the Tier I Capital Ratio fell from 9.9% in 2001 to 9.5% in 2002, mainly due to the impact of:

- NBG's merger, by absorption, of subsidiaries ETEBA and BNG France, which resulted in a capital reduction equivalent to the goodwill created by the merger, and
- a 10.8% increase in the risk-weighted assets of NBG's trading portfolio as a result of the mergers.

DIAGRAM 4.1.5

NBG CAPITAL ADEQUACY RATIOS



(%)
16
14
12
10
8
6
4
2
0
10.3
11.7
13.8
15.1
11.2
12.6
9.9
11.3
9.5
12.6
1998
1999
2000
2001
2002
TIER I
TOTAL

4

CAPITAL ADEQUACY

(€ millions)

	NBG		Group	
	2002	2001	2002	2001
A Risk-weighted assets				
Trading portfolio				
1. Market risk	2 254	1 840	3 077	2 827
2. Credit risk	1 263	1 334	1 732	1 643
Total trading portfolio	3 517	3 174	4 809	4 470
Total investment portfolio	18 207	17 810	20 219	19 817
Total risk-weighted assets	21 724	20 984	25 028	24 287
B Regulatory capital				
Tier I capital	2 053	2 078	1 842	2 170
Total capital	2 729	2 362	2 600	2 445
C Capital adequacy ratios				
Tier I capital ratio	9.5%	9.9%	7.4%	8.9%
Total capital ratio	12.6%	11.3%	10.4%	10.1%

DIAGRAM 4.1.6

GROUP CAPITAL ADEQUACY RATIOS


(%)
16
14
12
10
8
6
4
2
0
8.9
10.4
13.4
14.5
11.1
12.3
8.9
10.1
7.4
10.4
1998
1999
2000
2001
2002
TIER I
TOTAL

In 2002, the Group's Total Capital Ratio rose to 10.4% from 10.1%, while the Tier I Capital Ratio fell to 7.4% from 8.9% in 2001 (DIAGRAM 4.1.6). The decrease was due to the combined effect on regulatory capital of three factors:

- NBG's absorption of subsidiary ETEBA (as far as the corresponding minority rights are concerned).
- The regulatory consolidation of National Real Estate.
- The consolidation of National Investment Company, on the basis of the equity method.

Furthermore, in 2002, internal VaR models for measuring market risk were accepted into the Greek regulatory framework governing capital requirements (as per Bank of Greece Governor's Act 2494/27.5.2002). In view of the fact that approval of NBG's internal VaR model by the Bank of Greece is now pending, this development should have a favourable impact on the capital ratios of the Bank.

Lastly, NBG was actively involved in the process of formulating the new proposals of the Basel Committee for Banking Supervision, participating in both the Quantitative Impact Studies and the special working groups organized by the Institute of International Finance.

4.2

ASSET AND LIABILITY MANAGEMENT AND INTERNAL PRICING

In managing its assets and liabilities, NBG monitors closely key parameters impacting its balance sheet, including:

- Duration: the weighted average duration of assets increased by 74 basis points in 2002, while the weighted average duration of liabilities remained unchanged (DIAGRAM 4.2.1). It is important to note that this positive spread does not include the impact of the hedging of the bond portfolio and also reflects conservative assumptions regarding products with unspecified maturity (such as savings deposits).
- The pricing gap: the wide, beneficial-for-the-Bank spread reflects the high share of products whose price is set administratively on the liability side of the balance sheet (DIAGRAM 4.2.2).
- Interest income sensitivity analysis: a parallel shift downwards of the yield curve by 25 basis points is estimated to generate a € 36 million increase in net interest income.

In 2002, NBG implemented an internal funds transfer pricing system using industry-standard software. In 2003, net interest income will be distributed monthly across units and products on a matched funding basis. The model which was developed is

DIAGRAM 4.2.1

WEIGHTED DURATION
(DEC. 2001 - DEC. 2002)


TOTAL ASSETS
2.50
1.76
TOTAL BOND PORTFOLIO
4.17
3.19
TOTAL LOANS
3.13
2.65
TOTAL PERFORMING BUSINESS LOANS
1.23
0.84
TOTAL PERFORMING CONSUMER LOANS
1.19
0.87
TOTAL PERFORMING MORTGAGE LOANS
6.39
5.93
TOTAL LIABILITIES
0.92
1.01
TOTAL TIME DEPOSITS
0.21
0.21
TOTAL REPOS
0.13
0.05
0 1 2 3 4 5 6 7
DURATION IN YEARS
DEC. 2001
DEC. 2002

based on the concept of opportunity cost and assists in the fair distribution of the net interest margin across the various units that have contributed to it. This project forms part of NBG's Management Information System currently under construction.

DIAGRAM 4.2.2

PRICING GAP
(€ MILLIONS)


10
5
0
-5
-10
-15
-20
-25
O/N
MONTH 1
MONTH 2
MONTH 3
MONTHS 4-6
MONTHS 7-9
MONTHS 10-12
MONTHS 13-15
MONTHS 16-18
MONTHS 19-21
MONTHS 22-24
YEARS 5-10
YEARS 11-15
OVER 15 YEARS
NON-SENSITIVE BALANCE
GAP FOR THE PERIOD
CUMULATIVE GAP

DIAGRAM 4.2.3

DURATION GAP (DEC. 2002)
(€ MILLIONS)


9
6
3
0
-3
-6
-9
-12
-15
O/N
MONTH 1
MONTH 2
MONTH 3
MONTHS 4-6
MONTHS 7-9
MONTHS 10-12
MONTHS 13-15
MONTHS 16-18
MONTHS 19-21
MONTHS 22-24
YEARS 5-10
YEARS 11-15
OVER 15 YEARS
NON-SENSITIVE BALANCE
GAP FOR THE PERIOD
CUMULATIVE GAP

4.3

COMPLIANCE AND CORPORATE GOVERNANCE

In 2002, NBG continued to focus on bringing the Group's operations in line with the current institutional framework and internationally accepted Codes of Ethics and Rules of Conduct.

Within a constantly evolving legal framework, NBG established policies and procedures enabling it to meet regulatory requirements effectively. A significant development was the implementation of a series of measures designed to facilitate NBG's compliance with the USA Patriot Act. At the same time, the Bank's Computer Record for Monitoring Suspicious Transactions was put into full operation and the Group's "Know your Customer" handbook was issued to all staff (published in Greek and English). Finally, NBG provides regular updates on Money Laundering issues to its employees.

In 2002, an effective institutional framework was also put in place to ensure compliance with the provisions of L. 3016/2002 on Corporate Governance. Specifically, NBG already adheres to the statutory provisions governing companies listed on the ASE, particularly Law 3019/2002 as amended by Law 3091/2002. NBG has (a) established corporate by-laws, (b) appointed non-executive Board members, (c) set up an internal audit unit supervising its internal control system, (d) implemented internal control mechanisms over the companies of its Group, and (e) monitors transactions of consequence carried out by its Directors and Managers, pursuant to the provisions of Greek law. NBG is also in the process of complying with the US Sarbanes-Oxley Act.

4




Private Banking

FINANCIAL | RESULTS | OF | THE | NBG | GROUP

FINANCIAL RESULTS OF THE NBG GROUP

5.1

GROUP FINANCIAL ANALYSIS

Review

NBG Group **profit before tax** totalled € 349.8 million, down 49.9% on the previous year (€ 698.7 million). This decline was due principally to the substantial fall in trading gains (2002: € 83.2 million, 2001: € 390.2 million), the cost of the voluntary early retirement package offered by NBG (€ 21.9 million) and ETEBA (€ 6.6 million), and the reduction in revenues from disposal of real estate (2002: € 19.9 million, 2001: € 65.2 million). If these results are excluded from the comparison, Group profit before tax presents growth of 13.1%. Likewise, the one-off tax payment increase led to a 55.9% decrease in after-tax profit, at € 213.2 million, as against of € 483.8 million, and earnings per share of € 0.93.

Profitability ratios were adversely impacted by the decline in the Group's total profitability. Specifically, the Group's return on average equity (ROAE) was below 10% (2002: 8.71%, 2001: 18.7%) while the return on average assets (ROAA) was below 1% (2002: 0.66%, 2001: 1.40%) (DIAGRAM 5.1.1).

The cost/income ratio surpassed 70% (2002: 71.7%, 2001: 60.4%) due entirely to the decline in total profitability. It is worth noting, however, that if the impact of reduced trading gains were to be excluded from the results, the cost/income ratio would improve both in comparison with 2001 (2002: 75.5%, 2001: 75.9%) as well as 2000 (79.4%) (DIAGRAM 5.1.2).

In 2002, Group **net interest income** rose to € 1 183.3 million as against € 1 111.0 million, up 6.5%. This reflects the continued improvement in interest income throughout the course of the year, particularly in Q4, when it rose by 13.8% relative to Q4 2001. Group net interest margin remained flat at 2.43%.

The Group's **total assets** increased to € 54.1 billion from € 52.8 billion in 2001.

Group **equity** remained relatively unchanged

in 2002, totalling € 2 584 million, compared with € 2 578 million in 2001.

Earnings per share declined in 2002 to € 0.93 compared with € 2.12 in 2001.

Results of operations

Total Group **operating income** (excluding trading gains) amounted to € 1 537.2 million in 2002 compared with € 1 489.1 million in 2001, up 3.2%. Interest income rose by 6.5% to € 1 183.3 million, as against € 1 111 million in the previous year, contributing 71.8% to total income at 31 December 2002 compared with 58.1% in 2001. Furthermore, while the Group's net interest margin in 2002 remained unchanged relative to 2001, it showed a clear upward dynamic in Q4 2002, rising to 2.46% (DIAGRAM 5.1.3). Net commissions remained unchanged on 2001 (2002: € 374.5 million, 2001: € 371.3 million), although on a quarter-on-quarter basis they display an upward trend (Q4 2002: € 100.3 million, Q1 2002: € 88.2 million) (DIAGRAM 5.1.4). Specifically, capital market fees and commissions showed a marked decline (down 29%), attributable to the poor investor mood of the past year. For the same reasons, mutual fund management commissions were virtually unchanged (2002: € 28.1 million, 2001: € 28.2 million). Retail-banking commissions continued their upward trend in 2002 (up 14.3%) with credit card fees comprising the most important source of income both in absolute numbers (€ 57.4 million) and in terms of growth rate (27.2%). The restrained growth in commission income from intermediation fees (2002: € 103.8 million, 2001: € 99.3 million) was largely due the reduction in profit on FX activities, which slowed by 21.4% relative to the previous year. Lastly, commissions charges for the Group rose by € 7.7 million (2002: € 40.7 million, 2001: € 33.0 million) on account of the increase in NBG's consumer factoring expenses.

DIAGRAM 5.1.1

RETURN ON GROUP AVERAGE EQUITY (AFTER TAX) AND AVERAGE ASSETS (BEFORE TAX)



%
3.0
2.0
1.0
%
50
40
30
20
10
1.4%
2.6%
2.2%
1.4%
0.7%
23.6%
37.3%
27.3%
18.7%
8.7%
1998
1999
2000
2001
2002
ROAA
ROAE

ROAA: (before tax and minorities)

ROAE: (after tax)

DIAGRAM 5.1.2

COST / INCOME RATIO



%
100
80
60
40
79.4%
75.9%
75.5%
71.7%
49.9%
60.4%
12.00
3.01
6.01
9.01
12.01
3.02
6.02
9.02
12.02
Cost / Income
Cost / Income (adj.)

Cost/Income: Operating expenses to total operating income (since the beginning of the year)

Cost/Income (adj.): Operating expenses to total operating income minus income on financial operations

5

DIAGRAM 5.1.3

GROUP NET INTEREST MARGIN


%
2.6
2.4
2.2
2.0
1.8
%
80
60
40
20
2.19
2.56
2.57
2.51
2.43
2.34
2.38
2.40
2.43
42.2
52.4
54.9
58.0
58.1
63.1
68.5
71.8
71.8
12.00
3.01
6.01
9.01
12.01
3.02
6.02
9.02
12.02
NII %
NIM

NIM: Net Interest Margin (since the beginning of the year)
NII%: Net Interest Income (% of total income)

DIAGRAM 5.1.4

GROUP NET COMMISSIONS RECEIVABLE


500
400
300
200
100
%
25
22
19
16
13
10
483.1
405.8
371.3
374.5
429.9
367.9
338.2
333.8
19.7%
17.1%
17.7%
20.2%
1999
2000
2001
2002
NET COMMISSIONS (%)
NET COMMISSIONS (€ MILLIONS)
COMMISSIONS INCOME (€ MILLIONS)

Net commissions (%): Net commissions to total income

Profit on financial operations fell by 78.7%, reflecting (a) the € 207.8 million decline in profits on bond trading and hedging instruments, (b) the very small contribution of gains on equity trading (€ 2.3 million) compared with 2001 (€ 64.9 million), and (c) the loss arising as a result of the revaluation of the National Investment Company portfolio, following its consolidation into the Group (the portion relating to the Group was € 24.1 million) (DIAGRAM 5.1.5).

Total Group **operating expenses** in 2002 stood at € 1 182.9 million compared with € 1 155.5 million in 2001, up only 2.4%. Staff expenses, which comprise the greatest part of expenses, presented a decline for the first time (down 0.5%) at € 717.8 million as against € 721.5 million. On the other hand, general administrative expenses grew by 5.9%, slower than the previous year's 8.4% (DIAGRAM 5.1.6).

Balance sheet

Total Group assets amounted to € 54.1 billion compared with € 52.8 billion in 2001. **Lending** grew by approximately 7.1%, to € 20 391.3 million in 2002 as against € 19 036.0 million in 2001. Growth in mortgage lending was particularly marked (up 22.9%), at € 5 900.5 million in 2002, compared with € 4 800.1 million in 2001, as also growth in consumer loans and above all credit card lending, up 24.9% in 2002 at € 2 510.1 million, as against € 2 009.2 million in 2001. By contrast, business lending declined slightly by 2.0%.

Alongside the growth in lending, the **quality of the portfolio** has continued to improve. This is evidenced by the fact that loans in arrears, in nominal amounts, remained virtually unchanged (2002: € 1 426 million, 2001: € 1 406 million), while as a percentage of total loans they fell to 7.0% from the previous year's level of 7.4%. At the same time, provisions coverage for non-performing loans remained at over 70% (2002: 70.9%, 2001: 71.8%) in spite of the formation of lower provisions in 2002.

Customer deposits decreased slightly by 1.9% in 2002, reflecting the € 1 239.4 million reduction in time deposits, which were offset in part by a concurrent € 1 062.6 million rise in savings deposits.

Group **equity** at 31 December 2002 stood at € 2 584.4 million as against € 2 578.4 million at the end of 2001. The share capital of the Bank rose from € 1 026.4 million to € 1 043.4 million due to the merger by absorption of ETEBA. During the course of fiscal 2002 a loss of € 211.3 million, resulting from the valuation of the Bank's trading portfolio, was netted against gains totaling € 211.8 million from restatement of the value of NBG's core real estate at its fair value.

DIAGRAM 5.1.5

GROUP NET PROFIT ON FINANCIAL OPERATIONS


%
1 000
800
600
400
200
50
40
30
20
10
870.6
801.9
390.2
83.2
39.8
37.2
20.4
5.0
1999
2000
2001
2002
% OF TOTAL INCOME
TRADING PROFITS (€ MILLIONS)

5

DIAGRAM 5.1.6

GROUP STAFF AND GENERAL ADMINISTRATIVE EXPENSES


1 200
1 000
800
600
400
200
239
261
283
300
640
684
721
718
1999
2000
2001
2002
GENERAL EXPENSES (€ MILLIONS)
STAFF COSTS (€ MILLIONS)

5.2

REVIEW OF FINANCIAL STATEMENTS

Group Balance Sheet

€ thousands	*Notes*	2002	2001	±%
ASSETS				
Cash in hand, balances with Central Bank	2.	857 521	2 481 917	-65.4%
Treasury bills and other bills		131 773	180 493	-27.0%
Loans and advances to credit institutions	3.	5 844 200	7 540 273	-22.5%
Reverse repos		4 781 173	1 963 819	+143.5%
Loans and advances to customers	4.	20 607 528	19 251 803	+7.0%
Less: Provisions for doubtful debts	5.	(1 012 032)	(1 009 423)	+0.3%
Debt securities and other fixed-income securities	6.	18 942 470	16 921 564	+11.9%
Shares and other variable yield securities		402 441	933 924	-56.9%
Participating interests		318 051	328 602	-3.2%
Shares in affiliated undertakings		917 462	814 650	+12.6%
Intangible assets	7.	279 840	124 215	+125.3%
Fixed assets	8.	950 037	666 542	+42.5%
Own shares		168 730	191 961	-12.1%
Other assets	9.	574 632	2 101 300	-72.7%
Prepayments and accrued income	10.	331 866	348 430	-4.8%
Total		54 095 692	52 840 070	+2.4%
LIABILITIES				
Amounts owed to credit institutions	11.	4 195 601	3 319 899	+26.4%
Amounts owed to customers	12.	44 801 436	44 812 611	-0.0%
Debts evidenced by certificates	13.	36 025	86 484	-58.3%
Other liabilities	14.	1 403 755	1 516 901	-7.5%
Accruals and deferred income	15.	272 788	260 731	+4.6%
Provisions for liabilities and charges	16.	43 706	50 185	-12.9%
Provisions for general banking risks	16.	7 941	9 474	-16.2%
Subordinated liabilities	17.	750 000	205 378	+265.2%
Equity	18.	2 584 440	2 578 407	+0.2%
Total		54 095 692	52 840 070	+2.4%

Group Equity

€ thousands	2002	2001	±%
Paid-up capital	1 043 419	1 026 362	+1.7%
Share premium account	32 393	35 971	-9.9%
Reserves	1 184 254	1 199 118	-1.2%
Fixed assets revaluation reserve	100 760	91 822	+9.7%
Fixed assets investment subsidy	500	742	-32.6%
Retained earnings	338 674	343 733	-1.5%
Consolidation differences	(146 886)	(340 340)	-56.8%
Minority interests	31 326	220 999	-85.8%
Total	**2 584 440**	**2 578 407**	**+0.2%**

Group Off-balance sheet items

€ thousands		2001	2000	±%
Contingent liabilities:		23 230 000	17 434 951	+33.2%
Commitments arising from sale and repurchase agreements		8 438	5 165	+63.4%
Other off-balance sheet items:				
Items in custody and safe keeping	(1)	5 041 405	7 336 414	-31.3%
Commitments from bilateral contracts	(2)	11 865 086	22 191 694	-46.5%
Credit memo accounts	(3)	12 615 642	11 529 140	+9.4%
Total		**52 760 571**	**58 497 364**	**-9.8%**

(1) Mainly IKA stamps to be distributed by NBG and equity investments by customers at National Securities.

(2) Mainly pre-purchases and forward sales of FX and forward sales of securities.

(3) Mainly customer investments in dematerialized government bonds.

Group Profit & Loss Account

€ thousands	Notes	2002	2001	±%
Interest receivable and similar income	19.	2 798 715	3 336 865	-16.1%
Interest payable and similar charges	20.	(1 615 394)	(2 225 854)	-27.4%
Net interest income		**1 183 321**	**1 111 011**	**+6.5%**
Income from securities	21.	20 039	39 884	-49.8%
Commissions receivable	22.	374 520	371 252	+0.9%
Commissions payable	23.	(40 708)	(33 005)	+23.3%
Net profit on financial operations	24.	83 211	390 201	-78.7%
Other operating income	25.	28 684	33 590	-14.6%
Income		**1 649 067**	**1 912 933**	**-13.8%**
Staff costs		(717 776)	(721 499)	-0.5%
Other administrative expenses		(299 754)	(283 066)	+5.9%
Profit on ordinary activities before provisions		**631 537**	**908 368**	**-30.5%**
Fixed assets depreciation	26.	(150 889)	(138 028)	+9.3%
Other operating charges		(14 440)	(12 867)	+12.2%
Provisions for doubtful debts		(144 634)	(174 835)	-17.3%
Profit on ordinary activities before tax		**321 574**	**582 638**	**-44.8%**
Extraordinary income		42 334	48 765	-13.2%
Extraordinary charges		(46 499)	(17 046)	+172.8%
Extraordinary profit		35 477	93 811	-62.2%
Profit (before tax and minority interests)		**352 886**	**708 168**	**-50.2%**
Minority interests		(3 067)	(9 518)	-67.8%
Profit (before tax)		**349 819**	**698 650**	**-49.9%**
Taxes		(121 845)	(214 077)	-43.1%
Prior years' tax liabilities		(15 307)	(4 661)	+228.4%
Minorities taxes		581	3 907	-85.1%
Group Profit (after tax)		**213 248**	**483 819**	**-55.9%**

Notes to the Financial Statements

Note 1 Accounting policies

The Group's accounting policies are in accordance with codified Law 2190/1920 on Sociétés Anonymes and the provisions of PD 384/31.12.92 relating to the Greek Banking Sector Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with rules prescribed by regulatory authorities.

(a) Provisions for loans and advances

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of twelve months after the due date and collection is considered doubtful. The non-banking companies of the Group form provisions for debt that is considered doubtful.

(b) Investment valuation

Investments in trading portfolio securities and derivatives are stated at cost or fair market value, whichever is lower on an aggregate portfolio basis. Investment portfolio securities are stated at cost.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation, except for land and buildings, which are stated at revalued prices less accumulated depreciation. Depreciation is calculated using the straight-line method on the basis of the estimated useful life of the related assets, with the exception of land. Land and buildings are revalued in accordance with the relevant legislation. The revaluation is recorded directly to a reserve.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rates at year end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in Other assets and are stated at cost. However, real estate own-used or rented by the Bank is stated at cost less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

(g) Affiliated undertakings

Affiliated undertakings represent unconsolidated subsidiaries.

Note 2 Cash in hand, balances with Central Bank

€ thousands	2002	2001	±%
Cash in hand	541 220	700 409	-22.7%
Balances with Central Bank	260 146	1 443 735	-82.0%
Other	56 155	337 773	-83.4%
Total	857 521	2 481 917	-65.4%

Note 3 Loans and advances to credit institutions

€ thousands	2002	2001	±%
Current account	72 473	74 392	-2.6%
Loans to credit institutions	12 395	98 499	-87.4%
Time deposits with domestic credit institutions	860 645	638 882	+34.7%
Time deposits with foreign credit institutions	4 576 263	5 543 496	-17.4%
Overseas correspondents & other receivables	322 424	1 185 003	-72.8%
Total	5 844 200	7 540 273	-22.5%

Note 4 Loans and advances to customers

€ thousands		2002	2001	±%
Consumer credit		2 510 075	2 009 232	+24.9%
Residential mortgage credit		5 900 538	4 800 133	+22.9%
Commercial loans		11 980 683	12 226 673	-2.0%
Total loans before provisions	(1)	20 391 296	19 036 038	+7.1%
Advances to customers other than loans		216 232	215 765	+0.2%
Total loans and advances to customers		20 607 528	19 251 803	+7.0%

(1) Of which non-performing loans: €1 426 449 thousand in 2002 compared with € 1 405 632 thousand in 2001.

Note 5 Provisions for doubtful debt

€ thousands	Balance 31.12.01	FX revaluation	Write-offs 2002	Provisions 2002	Balance 31.12.02
Total	1 009 423	(18 196)	(129 688)	150 493	1 012 032

Note 6 Debt securities and other fixed-income securities

€ thousands	2002	2001	±%
Government bonds:			
Greek Government	14 548 605	13 163 430	+10.5%
Other sovereigns	618 414	585 749	+5.6%
	15 167 019	**13 749 180**	**+10.3%**
Corporate bonds:			
Greek corporations	331 636	454 690	-27.1%
Foreign corporations	1 737 613	1 467 867	+18.4%
Greek banks	68 996	111 098	-37.9%
Foreign banks	529 613	319 213	+65.9%
	2 667 858	**2 352 867**	**+13.4%**
Other fixed-income securities	1 107 593	819 517	+35.2%
Total	**18 942 470**	**16 921 564**	**+11.9%**

Note 7 Intangible assets

€ thousands	2002	2001	±%
Establishment cost	7 782	6 601	+17.9%
Goodwill	34 419	4 115	+736.4%
Other intangible assets	371 934	241 475	+54.0%
Intangible assets before amortization	**414 135**	**252 191**	**+64.2%**
Amortization	(134 295)	(127 976)	+4.9%
Total	**279 840**	**124 215**	**+125.3%**

Note 8 Fixed assets

€ thousands	2002	2001	±%
Land	289 664	210 922	+37.3%
Buildings	556 597	391 247	+42.3%
Furniture, computers and other equipment	402 249	374 835	+7.3%
Other tangible assets	230 040	175 446	+31.1%
Fixed assets under construction and prepayments	65 444	39 184	+67.0%
Total fixed assets	**1 543 994**	**1 191 634**	**+29.6%**
Depreciation	(593 957)	(525 092)	+13.1%
Total	**950 037**	**666 542**	**+42.5%**

In 2002, pursuant to the provisions of Article L. 3091/2002, the value of own-used real estate of the parent bank was adjusted to each fair value. The gains therefrom were set off against losses resulting from the valuation of the trading portfolio.

Note 9 Other assets

€ thousands	2002	2001	±%
Fixed assets acquired through auctions	102 251	112 411	-9.0%
Tax payments and other recoverable taxes	198 903	206 628	-3.7%
Suspense and other accounts	273 478	1 782 261	-84.7%
Total	**574 632**	**2 101 300**	**-72.7%**

Note 10 Prepayments and accrued income

€ thousands	2002	2001	±%
Prepayments	132 032	208 634	-36.7%
Accrued income	199 834	139 796	+42.9%
Total	**331 866**	**348 430**	**-4.8%**

Note 11 Amounts owed to credit institutions

€ thousands	2002	2001	±%
Deposits by credit institutions:	156 183	141 789	+10.2%
Current account	3 192 431	3 109 642	+2.7%
Time deposits	**3 348 614**	**3 251 431**	**+3.0%**
Repos	836 831	–	–
Amounts owed to Central Bank	10 156	68 468	-85.2%
Total	**4 195 601**	**3 319 899**	**+26.4%**

Note 12 Amounts owed to customers

€ thousands	2002	2001	±%
Deposits:			
Current accounts	4 156 995	4 444 946	-6.5%
Savings accounts	22 912 740	21 850 122	+4.9%
Time deposits	10 047 646	11 286 958	-11.0%
Other deposits	254 692	500 259	-49.1%
	37 372 073	**38 082 285**	**-1.9%**
Repos	7 231 368	6 344 045	+14.0%
Other amounts owed to customers	197 995	386 281	-48.7%
Total	**44 801 436**	**44 812 611**	**-0.0%**

Note 13 Debts evidenced by certificates

€ thousands	2002	2001	±%
Bonds	7 439	1 673	+344.7%
Former NMB bank bonds	27 566	51 630	-46.6%
Other bank bonds	1 020	33 181	-96.9%
Total	**36 025**	**86 484**	**-58.3%**

Note 14 Other liabilities

€ thousands	2002	2001	±%
Tax and duties payable	170 889	268 329	-36.3%
Amounts owned to pension funds	6 747	8 919	-24.4%
Amounts arising from collections on behalf of third parties	114 922	438 132	-73.8%
Dividends payable	114 521	247 828	-53.8%
Other liabilities	996 676	553 693	+80.0%
Total	**1 403 755**	**1 516 901**	**-7.5%**

Note 15 Accruals and deferred income

€ thousands	2002	2001	±%
Accruals	95 815	189 009	-49.3%
Deferred expenses	176 973	71 722	+146.7%
Total	**272 788**	**260 731**	**+4.6%**

5

Note 16 Provisions for liabilities, charges and general banking risks

€ thousands	2002	2001	±%
Provisions for employee pensions and similar obligations	24 779	22 813	+8.6%
Provisions for taxes other than income tax	4 880	4 266	+14.4%
Other provisions	14 047	23 106	-39.2%
Total provisions	43 706	50 185	-12.9%
Provisions for general banking risks	7 941	9 474	-16.2%
Total	**51 647**	**59 659**	**-13.4%**

Note 17 Subordinated liabilities

In 2002, NBG Finance, a subsidiary of NBG, arranged a subordinated debt issue of € 750 million guaranteed by the parent bank, replacing the subordinated debt issue of US$ 200 million issued in 1997 which was called 5 years from issuance. The amount raised forms part of Tier II capital.

Note 18 Equity

Changes in Group equity are set forth in the table below:

€ millions	Paid up capital	Share prem. account	Stat. reserve	Extra-ordin. reserve	Tax-exempt reserve	Own share reserve	Fixed assets reserve	Fixed assets invest. subsidy	Retained earnings	Consoli-dation difference	Minority inter.	Total
Balance at 31.12.01	**1 026.4**	**36.0**	**171.5**	**95.6**	**930.6**	**1.4**	**91.8**	**0.7**	**343.7**	**(340.3)**	**221.0**	**2 578.4**
Distribution of profits 2002 (NBG)		9.6		53.4				20.2			83.2	
Merger with ETEBA and BBNG	8.0	5.4	6.0	23.8	(117.5)		8.2		3.2	191.8	(42.1)	86.8
Capitalization of part of the share premium account	9.0	(9.0)										
Revaluation of land and buildings pursuant to the provisions of article 28 of Law 3091/2002							211.8					211.8
Loss from the valuation of the trading portfolio (Art. 808, L.3091/2002)							(211.3)					(211.3)
Consolidation of National Investment using the equity method									(24.1)		(150.4)	(174.5)
Gains from Ethniki Kefalaiou real estate sales									4.1			4.1
Approp. Account and Subsidiaries' dividends			3.1		8.9		0.1		17.1	0.8	2.8	32.8
Other		(2.0)		(0.2)		0.2	(0.2)	(25.5)	0.8		(26.9)	
Balance at 31.12.02	**1 043.4**	**32.4**	**188.2**	**119.4**	**875.2**	**1.4**	**100.8**	**0.5**	**338.7**	**(146.9)**	**31.3**	**2 584.4**

Note 19 Interest receivable and similar income

€ thousands	2002	2001	±%
Interest income from interbank placements	798 539	1 218 584	-34.5%
Interest income from bonds	752 706	806 031	-6.6%
Interest income from loans	1 176 445	1 242 581	-5.3%
Other interest income	71 025	69 669	+1.9%
Total	**2 798 715**	**3 336 865**	**-16.1%**

Note 20 Interest payable and similar charges

€ thousands	2002	2001	±%
Interest on customer deposits	658 400	1 051 833	-37.4%
Interest on interbank deposits	650 772	872 273	-25.4%
Repos	210 277	218 920	-3.9%
Loan and deposit contributions	56 800	55 683	+2.0%
Other interest payments	39 145	27 145	+44.2%
Total	**1 615 394**	**2 225 854**	**-27.4%**

Note 21 Income from securities

€ thousands	2002	2001	±%
Dividend income from shares and other variable-yield securities	9 869	23 301	-57.6%
Dividend income from participating interests	8 034	8 193	-1.9%
Dividend income from affliated undertakings	2 136	8 390	-74.5%
Total	**20 039**	**39 884**	**-49.8%**

Note 22 Commissions receivable

€ thousands	2002	2001	±%
Retail banking (1)	139 178	121 808	+14.3%
Business credit (2)	60 414	61 339	-1.5%
Mutual fund management	28 075	28 156	-0.3%
Other (3)	103 755	99 268	+4.5%
	331 422	**310 571**	**+6.7%**
Investment banking (4)	43 098	60 681	-29.0%
Total	**374 520**	**371 252**	**+0.9%**

(1) Commissions on mortgages and consumer loans, credit cards and retail deposits.

(2) Commissions on granting of business loans, letters of guarantee, import-export transactions, and corporate deposits.

(3) Commissions on fund transfers, FX transactions and other intermediation charges.

(4) Commissions on investment operations, custodian services, and brokerage.

Note 23 Commissions payable

€ thousands	2002	2001	±%
Consumer factoring	17 615	10 632	+65.7%
Credit cards	10 940	10 229	+7.0%
Brokerage	6 171	6 727	-8.3%
Other	5 982	5 417	+10.4%
Total	**40 708**	**33 005**	**+23.3%**

Note 24 Net profit on financial operations

€ thousands	2002	2001	±%
Bond trading	84 732	292 503	-71.0%
Foreign exchange trading transactions	28 169	35 632	-20.9%
Derivatives hedging	(7 902)	(2 807)	+181.5%
	104 999	325 328	-67.7%
Equity trading	2 302	64 873	-96.5%
Equity method investments[1]	(24 090)	–	–
Total	83 211	390 201	-78.7%

(1) The proportion of profit and loss from valuation of National Securities S.A. to Group

Note 25 Other operating income

€ thousands	2002	2001	±%
Income from other activities & safe deposit box charges	16 129	17 903	-9.9%
Rentals	5 766	6 860	-15.9%
Third-party services	6 789	8 827	-23.1%
Total	28 684	33 590	-14.6%

Note 26 Fixed assets depreciation

€ thousands	2002	2001	±%
Buildings	26 798	22 244	+20.5%
Furniture and electronic equipment	50 349	46 538	+8.2%
Machinery, transport and other tangibles	38 788	32 160	+20.6%
Software and other intangibles	34 954	37 086	-5.7%
Total	150 889	138 028	+9.3%




Services

FINANCIAL STATEMENTS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

9th CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in € thousands)

ASSETS			2002			2001
1. Cash in hand, balances with central banks			857 521			2 481 917
2. Treasury bills and other bills eligible for refinancing with central banks			131 773			180 493
3. Due from financial institutions						
(a) Repayable on demand		72 473			74 392	
(b) Other loans and advances		5 771 727	5 844 200		7 465 881	7 540 273
3A. Reverse Repos			4 781 173			1 963 819
4. Loans and advances to customers		20 607 528			19 251 803	
Less: Provisions for doubtful debts		(1 012 032)	19 595 496		(1 009 423)	18 242 380
5. Debt securities including fixed-income securities						
(a) Government		15 167 019			13 749 180	
(b1) Corporates		2 667 858			2 352 867	
(b2) Other issuers		1 107 593	18 942 470		819 517	16 921 564
6. Shares and other variable-yield securities			402 441			933 924
7. Participating interests			318 051			328 602
8. Shares in affiliated undertakings			917 462			814 650
9. Intangible assets						
(a) Establishment and formation expenses		7 782			6 601	
(b) Goodwill		34 419			4 115	
(c) Other intangible assets		371 934			241 475	
Less: Accumulated amortization of intangible assets		(134 295)	279 840		(127 976)	124 215
10. Tangible assets						
(a) Land		289 664			210 922	
(b) Buildings	556 597			391 247		
Less: Accumulated depreciation of buildings	(236 601)	319 996		(222 050)	169 197	
(c) Furniture, electronic & other equipment	402 249			374 835		
Less: Accumulated depreciation of furniture, electronic & other equipment	(267 043)	135 206		(228 037)	146 798	
(d) Other tangible assets	230 040			175 446		
Less: Accumulated depreciation of other tangible assets	(90 313)	139 727		(75 005)	100 441	
(e) Fixed assets under construction and advances		65 444	950 037		39 184	666 542
12. Own shares			168 730			191 961
13. Other assets			574 632			2 101 300
14. Prepayments and accrued income			331 866			348 430
TOTAL ASSETS			54 095 692			52 840 070

OFF-BALANCE SHEET ITEMS		2002		2001
1. Contingent liabilities		23 230 000		17 434 951
2. Commitments arising on sale and repurchase agreements		8 438		5 165
3. Other off-balance sheet items				
(a) Items in custody and safekeeping	5 041 405		7 336 414	
(b) Commitments from bilateral contracts	11 865 086		22 191 694	
(c) Credit memo accounts	12 615 642	29 522 133	11 529 140	41 057 248
TOTAL OFF-BALANCE SHEET ITEMS		52 760 571		58 497 364

LIABILITIES		31.12.2002			31.12.2001	
1. Amounts owed to credit institutions						
(a) Repayable on demand		156 183			141 789	
(b) Time and at notice		4 039 418	4 195 601		3 178 110	3 319 899
2. Amounts owed to customers						
(a) Deposits		37 372 073			38 082 285	
(b) Other liabilities		197 995			386 281	
(c) Repos		7 231 368	44 801 436		6 344 045	44 812 611
3. Debts evidenced by certificates						
(a) Debt securities in issue		7 439			1 673	
(b) Other		28 586	36 025		84 811	86 484
4. Other liabilities			1 403 755			1 516 901
5. Accruals and deferred income			272 788			260 731
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		24 779			22 813	
(b) Provisions for taxation		4 880			4 266	
(c) Other provisions		14 047	43 706		23 106	50 185
6A. Provisions for general banking risks			7 941			9 474
7. Subordinated liabilities			750 000			205 378
Equity:						
8. Paid-up capital		1 043 419			1 026 362	
9. Share premium account		32 393			35 971	
10. Reserves						
(a) Statutory reserve	188 273			171 528		
(b) Extraordinary reserves	119 387			95 640		
(c) Tax-exempt reserves	875 207			930 563		
(d) Own shares reserve	1 387	1 184 254		1 387	1 199 118	
11. Fixed asset revaluation reserve		100 760			91 822	
11a. Fixed asset investment subsidy		500			742	
12. Retained earnings		338 674			343 733	
13. Consolidation differences		(146 886)			(340 340)	
14. Minority interests		31 326	2 584 440		220 999	2 578 407
TOTAL LIABILITIES			54 095 692			52 840 070

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following financial sector companies: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) "National" Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) "National" Mutual Fund Management S.A., 8) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 9) "National" Management and Organization Co., 10) "Ethniki" Leasing S.A., 11) "National" Regional Development Co. of Nothern Greece S.A. Venture Capital, 12) NBG International Ltd, 13) NBG Finance plc, 14) National Securities Ltd (Cyprus), 15) Interlease AD (Sofia), 16) NBG Balkan Fund Ltd, 17) NBG Greek Fund Ltd, 18) ETEBA Bulgaria AD, 19) ETEBA Emerging Markets Fund Ltd, 20) ETEBA Estate Fund Ltd, 21) ETEBA Venture Capital Management Company Ltd, 22) ETEBA Romania S.A., 23) "Ethniki" Venture Capital Management S.A., 24) Stopanska Banka AD Skopje, 25) United Bulgarian Bank, 26) ETEBA Advisory S R L, 27) NBG International Inc., 28) NBG Private Equity Ltd, 29) NBG Bancassurance Insurance Brokers S.A., 30) NBG Management Services Ltd, 31) NBG International Jersey Ltd, 32) NBG Luxembourg Holding S.A., 33) NBG Luxfinance Holding S.A., 34) NBG Asset Management S.A.S., 35) NBG International Asset Management S.A.S., 36) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 31.12.2001, Banque Nationale de Grèce (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously fully consolidated, was included in the consolidated financial statements of 31.12.2002 with the equity method of accounting. Also, the companies referred to under items 32, 33, 34 and 35 above were consolidated for the first time on 30.6.2002, while the company referred to under item 36 is consolidated for the first time as at 31.12.2002. B) All fixed assets of the Group are free of any liens or encumbrances as at 31.12.2002. C) Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31.12.2002. The revaluation surplus thus arising amounted to € 211 831 thousand and was set off against the valuation losses of the Bank's trading portfolio amounting to € 211 299 thousand. D) The number of persons employed by the Group as at 31.12.2002 was 20 146. E) The accounting principles applied by the Group are the same as those of the preceding accounting period. F) The fair value of the Group's investment portfolio is lower than its historical cost, by approximately € 359 million. This difference relates to non-financial sector subsidiaries and affiliates, which were not included in the consolidated financial statements of the NBG Group. In view of the adoption of the International Accounting Standards as of 31.12.2003, these companies will be included in the consolidated financial statements and the above difference, which mainly represents Goodwill, will be calculated in accordance with the rules of the applicable Standard and the required adjustments, if any, will be accounted for through the transition account. On this basis, a provision against consolidated income is not considered necessary. G) Certain amounts of the comparative balance sheet and income statement have been reclassified so as to be comparable with the respective amounts reported in 2002. H) The balances denominated in foreign currency have been translated into euro at the prevailing exchange rate as at 31.12.2002. I) Pursuant to the provisions of Article 29 of Law 3091/2002, half of the merger differences, which in total amounted to € 255 494 thousand, were set off against tax exempt reserves.

PROFIT AND LOSS ACCOUNT

		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-income securities	752 706			806 031		
- Other interest and similar income	2 046 009	2 798 715		2 530 834	3 336 865	
2. Interest payable and similar charges		(1 615 394)	1 183 321		(2 225 854)	1 111 011
3. Income from securities						
(a) Income from shares & other variable-yield securities	9 869			23 301		
(b) Income from participating interests...........................	8 034			8 193		
(c) Income from shares in affiliated undertakings.........	2 136	20 039		8 390	39 884	
4. Commissions receivable		374 520	394 559		371 252	411 136
			1 577 880			1 522 147
5. Commissions payable			(40 708)			(33 005)
			1 537 172			1 489 142
6. Net profit on financial operations		83 211			390 201	
7. Other operating income		28 684	111 895		33 590	423 791
Total income			1 649 067			1 912 933
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(486 578)			(489 488)		
- Social security costs...	(158 788)			(159 619)		
- Other charges...	(72 410)	(717 776)		(72 392)	(721 499)	
(b) Other administrative expenses						
- Taxes and duties..	(42 420)			(42 645)		
- Service fees...	(121 156)			(115 552)		
- Other fees to third parties	(136 178)	(299 754)	(1 017 530)	(124 869)	(283 066)	(1 004 565)
....			631 537			908 368
9. Fixed assets depreciation...		(150 889)			(138 028)	
10. Other operating charges..		(14 440)	(165 329)		(12 867)	(150 895)
Profit on ordinary activities before provisions			466 208			757 473
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments..			(144 634)			(174 835)
Profit on ordinary activities before tax			321 574			582 638
15. Extraordinary income...		42 334			48 765	
16. Extraordinary charges		(46 499)			(17 046)	
17. Extraordinary profit..		35 477	31 312		93 811	125 530
18. Profit before tax and minority interests.........................			352 886			708 168
Minority interests...			(3 067)			(9 518)
Profit before tax...			349 819			698 650
Taxes						
- Income Tax..		(112 163)			(209 726)	
- Other taxes not included in operating expenses ...		(9 682)			(4 351)	
- Differences in tax obligations from previous periods		(15 307)			(4 661)	
- Minority taxes..		581	(136 571)		3 907	(214 831)
Group profit after tax..			213 248			483 819

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 "On Sociétés Anonymes" of the 9th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of National Bank of Greece S.A Group of companies for the year ended 31 December 2002. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors, and we agreed the contents of the Directors' Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 12.3% of consolidated total assets and 13.9% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied to express our opinion, insofar as they relate to the amounts included in the consolidated Financial Statements. In our opinion, after taking into account notes (c) and (f) to the consolidated Balance Sheet, the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2002.

Athens, 20 February 2003

CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS	VASSILIOS D. PAPAGEORGAKOPOULOS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 11681	Reg. No 10761
SOL S.A. CPA		DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

161st FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in € thousand)

ASSETS		2002			2001	
1. Cash in hand, balances with central banks			665 799			2 101 059
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			100 677			129 487
3. Loans and advances to credit institutions						
(a) Repayable on demand		27 323			6 954	
(b) Other loans and advances		5 507 254	5 534 577		7 655 248	7 662 202
3A. Reverse Repos			4 410 915			1 990 673
4. Loans and advances to customers		18 147 466			16 388 184	
Less: Provisions for doubtful debts		(837 966)	17 309 500		(783 867)	15 604 317
5. Debt securities including fixed-income securities:						
(a) Government		14 849 648			12 941 197	
(b1) Corporates		2 543 507			1 907 953	
(b2) Other issuers		38 776	17 431 931		249 944	15 099 094
6. Shares and other variable-yield securities			289 288			551 961
7. Participating interests			302 962			296 334
8. Shares in affiliated undertakings			1 543 384			1 668 579
9. Intangible assets						
(a) Establishment and formation expenses		5 776			3 836	
(c) Other intangible assets		320 593			204 935	
Less: Accumulated amortization of intangible assets		(117 029)	209 340		(108 582)	100 189
10. Tangible assets						
(a) Land		258 059			169 810	
(b) Buildings	435 649			261 849		
Less: Accumulated depreciation of buildings	(211 011)	224 638		(189 276)	72 573	
(c) Furniture, electronic & other equipment	258 784			246 601		
Less: Accumulated depreciation of furniture, electronic & other equipment	(188 929)	69 855		(162 751)	83 850	
(d) Other tangible assets	10 214			9 662		
Less: Accumulated depreciation of other tangible assets	(6 664)	3 550		(6 093)	3 569	
(e) Fixed assets under construction and advances		24 310	580 412		23 330	353 132
12. Own shares			1 387			1 387
13. Other assets			479 216			1 975 872
14. Prepayments and accrued income			301 895			312 253
TOTAL ASSETS			9 161 283			47 846 539

OFF-BALANCE SHEET ITEMS		2002		2001
1. Contingent liabilities		23 001 933		17 394 946
2. Commitments arising on sale and repurchase agreements		-		148
3 Other off-balance sheet items				
(a) Items in custody and safekeeping	2 496 433		4 470 714	
(b) Commitments from bilateral contracts	11 668 587		20 861 737	
(c) Credit memo accounts	11 811 796	25 976 816	10 432 198	35 764 649
TOTAL OFF-BALANCE SHEET ITEMS		48 978 749		53 159 743

LIABILITIES		31.12.2002			31.12.2001	
1. Amounts owed to credit institutions						
(a) Repayable on demand		160 218			143 066	
(b) Time and at notice		3 262 500	3 422 718		2 983 551	3 126 617
2. Amounts owed to customers						
(a) Deposits		33 932 708			34 301 085	
(b) Other debts		176 773			359 600	
(c) Repos		7 336 241	41 445 722		5 873 273	40 533 958
3. Debts evidenced by certificates:						
(a) Debt securities in issue		1 523			1 710	
(b) Other		28 586	30 109		51 630	53 340
4. Other liabilities			887 912			1 396 515
5. Accruals and deferred income			245 054			224 957
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		4 260			1 533	
(b) Provisions for taxation		4 763			3 858	
(c) Other provisions		10 106	19 129		9 782	15 173
6A. Provisions for general banking risks			7 482			6 894
7. Subordinated liabilities			750 000			223 344
Equity:						
8. Paid-up capital		1 043 419			1 026 362	
9. Share premium account		32 393			35 971	
10. Reserves						
(a) Statutory reserve	163 674			142 264		
(b) Extraordinary reserves	108 191			62 556		
(c) Tax-exempt reserves	684 087			724 070		
(d) Own shares reserve	1 387	957 339		1 387	930 277	
11. Fixed assets revaluation reserve		96 836			86 373	
11a. Fixed asset investment subsidy		-			242	
12. Retained earnings		223 170	2 353 157		186 516	2 265 741
TOTAL LIABILITIES			49 161 283			47 846 539

Notes:

1. Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31.12.2002. The revaluation surplus thus arising amounted to € 211 831 thousand and was set off against the valuation losses of the Bank's trading portfolio amounting to € 211 299 thousand.
2. The fair value of the Bank's investment portfolio is lower than its historical cost, by approximately € 238 million, which relates to subsidiaries and affiliates. In view of the adoption of the International Accounting Standards as of 31.12.2003, the Bank will carry its interests in subsidiaries and affiliates at cost. Accordingly, a provision against income is not considered necessary.
3. All fixed assets of the Bank are free of any liens or encumbrances.
4. The number of persons employed by the Bank in Greece and abroad as at 31.12.2002 was 14 707.
5. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".
6. The financial statements of the Bank as at 31.12.2002 include the financial position of ETEBA S.A. and BNG France following their merger with the Bank on 20.12.2002 and on 5.12.2002 respectively, in accordance with the provisions of Law 2515/1997.
7. Pursuant to the provisions of Article 29 of Law 3091/2002, half of the merger differences, which in total amounted to € 255 494 thousand, were set off against tax exempt reserves.

PROFIT AND LOSS ACCOUNT

		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-income securities	696.433			705 341		
- Other interest and similar income	1 795 737	2 492 170		2 256 988	2 962 329	
2. Interest payable and similar charges		(1 523 065)	969 105		(2 065 171)	897 158
3. Income from securities						
(a) Income from shares & other variable-yield securities	7 998			11 274		
(b) Income from participating interests	8 034			5 623		
(c) Income from shares in affiliated undertakings	18 435	34 467		51 592	68 489	
4. Commissions receivable		266 672	301 139		271 744	340 233
			1 270 244			1 237 391
5. Commissions payable			(56 544)			(47 281)
			1 213 700			1 190 110
6. Net profit on financial operations		96 869			352 380	
7. Other operating income		13 948	110 817		15 714	368 094
Total income			1 324 517			1 558 204
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(398 401)			(392 218)		
- Social security costs	(148 063)			(146 257)		
- Other charges	(57 241)	(603 705)		(59 151)	(597 626)	
(b) Other administrative expenses						
- Taxes and duties	(33 565)			(30 684)		
- Service fees	(81 480)			(73 194)		
- Other fees to third parties	(98 695)	(213 740)	(817 445)	(88 970)	(192 848)	(790 474)
			507 072			767 730
9. Fixed assets depreciation		(77 911)			(79 605)	
10. Other operating charges		(13 636)	(91 547)		(11 636)	(91 241)
Profit on ordinary activities before provisions			415 525			676 489
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(116 000)			(117 388)
Profit on ordinary activities before tax			299 525			559 101
15. Extraordinary income		21 366			30 335	
16. Extraordinary charges		(43 665)			(13 629)	
17. Extraordinary profit		19 506	(2 793)		71 684	88 390
18. Profit (before tax)			296 732			647 491

APPROPRIATION ACCOUNT

	2002	2001
Profit before tax	296 732	647 491
Add: Prior years' retained earnings brought forward	202 936	67 553
Less: Prior years' tax liabilities	(14 690)	-
Add: Distributable reserves	-	59 276
	484 978	774 320
Less:		
1. Income tax	(80 616)	(174 400)
2. Other taxes not included in operating expenses	(9 131)	(3 036)
Distributable profit	395 231	596 884
Appropriation of profit:		
1. Statutory reserve	9 615	22 960
2. Statutory dividend	58 983	250 888
2a. Additional dividend	45 358	-
3 Own shares reserve	-	1 387
6. Tax-exempt reserves	638	45 339
6b. Reserves taxed in a special way	52 745	72 729
7. Board of Directors' fees	22	44
7a Staff bonus	4 700	17 021
8. Retained earnings carried forward	223 170	186 516
	395 231	596 884

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements and related notes thereto of National Bank of Greece S.A. for the year ended 31 December 2002. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "On Sociétés Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors. The books and records of the Bank were made available and we were provided with all necessary information and clarifications we requested. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks, except for the matters that relate to the implementation of Articles 28 and 29 of Law 3091/2002. There was no change in the accounting policies compared with those of the previous year. We agreed the contents of the Board of Director's Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, after taking into account notes (1) and (2) to the Balance Sheet, the above Financial Statements and notes thereto, which derive from the Bank's books and records present the asset structure, the financial position of the Bank as at 31 December 2002 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year.

Athens, 20 February 2003

CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS	VASSILIOS D. PAPAGEORGAKOPOULOS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 11681	Reg. No 10761
SOL S.A. CPA		DELOITTE & TOUCHE



NOTE TO SHAREHOLDERS FROM THE CHAIRMAN OF THE NBG AUDIT COMMITTEE

The NBG Audit Committee, set up on 28 May 1999, is composed of five full members – Messrs. G. Lanaras, N. Kalogeropoulos, P. Lambropoulos, A. Karabelas and P. Mylonas – and three substitute members – Messrs. G. Tsouyopoulos, T. Pliakos and H. Hortarias. By decision of the Bank's Board of Directors, Mr N. Kalogeropoulos was replaced on 24 May 2002 by Mr V. Konstantakopoulos, and Mr H. Hortarias was replaced, with the reconstitution of the Committee on 15 November 2002, by Mr M. Oratis. Pursuant to L. 3016/17.5.2002, as amended by L. 3071/24.12.2002, executive, non-executive and independent non-executive members were appointed to the Board of the Bank. Members of the Audit Committee who also sit on the NBG Board include non-executive directors G. Lanaras, V. Konstantakopoulos and independent non-executive directors P. Lambropoulos and G. Tsouyopoulos. Furthermore, members of senior management who sit on the Audit Committee (i.e. A. Karabelas, T. Pliakos, P. Mylonas and M. Oratis) are not responsible for the approval or conduct of the Bank's transactions. Lastly, by 30 June 2003, the composition and function of the Audit Committee will be codified and include corresponding adjustments.

The Audit Committee, which convened three times in 2002, is responsible, *inter alia*, for the supervision, on behalf of the Board of Directors, of financial reporting. Within the context of its responsibilities, the Audit Committee liaised with the internal and external auditors on the scope and specific conduct of their audits. The Audit Committee reviewed the consolidated financial statements of the Bank as well as the adequacy of the System of Internal Controls.

It is noted that no concerns were raised during the briefings to the Audit Committee by the internal and external auditors regarding the results of their audits, their assessment of the System of Internal Controls, and the general quality of the financial reporting produced by the Bank. Members of Executive Management were not present at these meetings, which are designed to enable the internal and external auditors to inform the Audit Committee directly of any matter related to NBG affairs that they consider necessary for review.

Besides the Bank's Auditor General, who attended all the Audit Committee's meetings, the Audit Committee invited over the course of the year the General Manager of the Retail Banking Division, the Group Treasurer, and the Managers of the Corporate Financing Division and the Financial and Management Accounting Division. The agendas included matters related to retail banking, consumer products, market risk and Dealing Room products, and credit risk and financing. Matters related to the accuracy and reliability of financial reporting were also discussed. Furthermore, the CFO of Ethniki Hellenic General Insurance S.A. reported to the Committee on Ethniki's activities, results, strategy and outlook.

Athens, 18 April 2003
G. Lanaras



Chairman of the Audit Committee

INVITATION TO THE BANK'S ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, 9 MAY 2003, AT 12:00

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialized shares (Law 2396/96), to the Bank's Articles of Association (Article 11) and to the National Bank's Board of Directors' resolution dated 9 April 2003, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank's Ordinary General Meeting to be held at 12:00 on Friday, 9 May 2003, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Submission for approval of the Board of Directors' and the Auditors' Reports on the annual financial statements for the financial year 2002 (i.e. 1 January 2002 – 31 December 2002).
2. Submission for approval of the annual financial statements for the year 2002 (i.e. 1 January 2002 – 31 December 2002). Approval of dividend.
3. Discharge of the Board of Directors and the Auditors from any liability for indemnity regarding the Bank's annual financial statements and management for the year 2002 (i.e. 1 January 2002 – 31 December 2002).
4. Appointment of independent members to the Board of Directors, pursuant to Law 3016/2002 as amended and currently in force.
5. Approval of the remuneration received by the members of the Bank's Board of Directors for the year 2002 (pursuant to Cod. Law 2190/1920 Article 24 par. 2), and determination of their remuneration for the year 2003.
6. Determination of the remuneration of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2003.
7. Approval of Directors', General Managers' and Managers' participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Cod. Law 2190/1920, Article 23, par. 1 and Article 30 par. 1 of the Bank's Articles of Association).
8. Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank's financial statements and the Group's consolidated financial statements for the year 2003.
9. Announcement of the Bank's new organizational structure. Establishment of General Managers and approval of the relevant contracts.
10. Increase in the Bank's share capital by € 104 341 945.50 through capitalization of reserves, and issuance of 23 187 099 new shares of a nominal value of € 4.50 each in favour of the Bank's established shareholders, in proportion of 1 new share for every ten old shares. Amendment to Articles 4 and 39 of the Bank's Articles of Association to reflect the increase.
11. Announcements and other business.

According to the law and the Bank's Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are required to proceed as follows:

Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators to the Bank (Head Office and network Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting (i.e. by Friday 2 May 2003).

Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in the Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository, by written declaration; the relevant certification issued to the Shareholders by the above institution will subsequently be submitted by them to the Bank (Head Office and Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting, (i.e. by Friday 2 May 2003).

Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Friday 2 May 2003). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank and ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only to specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should be submitted to the Bank by 2 May 2003 also.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department
(Tel. Nos +30 2103343414, 16, 21, 24, 26, 28, 60, 94, and fax nos +30 2103343404, 06 and 10).

Athens, 9 April 2003
By order of the Board of Directors
THE CHAIRMAN – GOVERNOR



THEODOROS B. KARATZAS

CONTACT INFORMATION

NATIONAL BANK OF GREECE S.A.,
Eolou 86, 102 32 Athens
Tel.: +30 210 3341000 Fax: +30 210 4806510 telex: 021/4931-38 NBG GR
http://www.nbg.gr

	TELEPHONE	TELEFAX	WEBSITE
SHAREHOLDER ENQUIRIES:			
Secretariat Division			
Domestic shareholders	+30 210-3343411-2	+30 210 3343404	*www.nbg.gr*
	+30 210-3343417	+30 210-3343406	
	+30 210 3343425		
Overseas shareholders	+30 210 3343426	+ 30 210 3343410	
	+30 210 3343422		
	+30 210 3343414		
Overseas stock-exchange relations	+30 210 3343494	+30 210 3343449	
SPECIAL BANKING SERVICES:			
Investor Relations	+30 210 3342051/1637	+30 210 3341670	*www.nbg.gr*
Treasury Division	+30 210 3328801-4	+30 210 3328850	
Dealing-Room	+30 210 3328815-7	+30 210 3328678	
International Division I:			
Southeast Europe and Eastern Mediterranean	+30 210 3695931-2	+30 210 3695930	
International Division II	+30 210 3340581-2	+30 210 3340570	
Other countries	+30 210 3340222/0229	+30 210 3340469/223	
Correspondent Banking	+30 210 3340454		
Payment systems	+30 210 3340229		
Private Banking Division	+30 210 3664144	+30 210 3664140	
Private Banking Branch	+30 210 3347934/7939	+30 210 3347940	
Commercial Credit Division	+30 210 7727551/336	+30 210 7727447	
Trade Credit Division	+30 210 7727677	+30 210 7727688	
Corporate Financing Division	+30 210 3341122	+30 210 3341179	
Mortgage Lending Division	+30 210 3695323	+30 210 3695350	
Consumer Credit Division	+30 210 9306201-2	+30 210 9306233	
Shipping Finance Division	+30 210 4144101	+30 210 4144120	
Shipping Branch	+30 210 4144000	+30 210 4144005	
INVESTMENT BANKING SERVICES:			
Investment Division	+30 210 3340385	+30 210 3340384	*www.nbg.gr*
Project Finance Division	+30 210 3223385	+30 210 3296393	
Consultancy Division	+30 210 3296472	+30 210 3296253	
National Investment S.A.	+30 210 3228401/8536	+30 210 3223425	*www.ethnex.gr*
STOCKBROKING SERVICES:			
National Securities S.A.	+30 210 3328500	+30 210 3328565	*www.e-x.gr*
CUSTODIAN SERVICES:			
Domestic customers	+30 210 3340261/0267	+30 210 3340273	*www.nbg.gr*
Overseas customers	+30 210 3340281/0283	+30 210 3340311	
VENTURE CAPITAL SERVICES:			
NBG Venture Capital S.A.	+30 210 3319560	+30 210 3319569	*www.nbgvc.gr*
National Regional Development Co. of Northern Greece S.A.	+30 2310 540480	+30 2310 540564	
LEASING SERVICES:			
Ethniki Leasing S.A.	+30 210 6456193-7	+30 210 6456198	*www.ethnolease.gr*
FACTORING SERVICES:			
Commercial Credit Division	+30 210 3348312	+30 210 3348318	*www.nbg.gr*
	+30 210 3348306-7		
MUTUAL FUNDS:			
Diethniki Mutual Fund Management S.A.	+30 210 3311400	+30 210 3218514	*www.diethniki.gr*
CREDIT CARD SERVICES:			
National Management & Organization Co. S.A.	+30 210 9503500	+30 210 9503070	*www.ethnokarta.gr*
INSURANCE SERVICES:			
Ethniki Hellenic General Insurance Co. S.A.	+30 210 3299000	+30 210 3236101	*www.ethniki-asfalistiki.gr*
REAL ESTATE AND STORAGE SERVICES:			
Ethniki Kefalaiou S.A.	+30 210 3340850	+30 210 3217905	
National Real Estate S.A.	+30 210 3217713/7717	+30 210 3217877	*www.ethnodata.gr/ethnak*
EKTENEPOL Urban Planning S.A.	+30 210 3210558	+30 210 3213011	
COMPUTING SERVICES:			
Ethnodata S.A.	+30 210 4806771	+30 210 4806815	*www.ethnodata.gr*
INTERNET BANKING:			
Help Desk	+30 210 9479999	+30 210 9479777	*www.nbg.gr*

	TELEPHONE (from Greece)	TELEFAX	*WEBSITE*
INTERNATIONAL OFFICES:			
ALBANIA			
Tirana	(0035542) 33612 33621-4	33 613	*www.nbg.gr*
AUSTRALIA			
Melbourne	(00613) 96700563-4	96421451	*www.nbg.gr*
Sydney	(00612) 92477456-7	92514321	
BULGARIA			
Sofia	(003592) 9802995-7	9814184	*www.nbg.gr*
CANADA			
National Bank of Greece (Canada)	(001514) 9541522	9541224	*www.nbgbank.com*
EGYPT			
Cairo	(00202) 7361772	7368530	*www.nbg.gr*
FRANCE			
Paris	(00331) 53770202	42892750	*www.nbg.gr*
GERMANY			
Frankfurt	(004969) 25500	2550225-6	*www.nbg.gr*
NETHERLANDS			
Amsterdam	(003120) 6120674	4207513	*www.nbg.gr*
ROMANIA			
Bucharest	(004021) 3300992 3303457	3301945	*www.nbg.ro*
SWEDEN			
Stockholm	(00468) 6114863	6117118	
TURKEY			
Istanbul	(0090212) 2906330-4	2906335	
UNITED KINGDOM			
London	(0044207) 6263222	9290989	*www.nbg.gr*
Channel Islands (Guernsey)	(00441481) 720800	711710	
YUGOSLAVIA			
Belgrade	(0038111) 3025910	3025936	
INTERNATIONAL SUBSIDIARY BANKS:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	(003592) 8112800	9880822	*www.ubb.bg*
Interlease A.D., Sofia	(003592) 9817035	9810718	*www.interlease.bg*
CYPRUS			
National Bank of Greece (Cyprus) LTD	(003572) 840000	762080	
FYROM			
Stopanska Banka a.d., Skopje	(003892) 295295	114503	*www.stb.com.mk*
ROMANIA			
Garanta S.A. (Insurance)	(004021)3079971	3079970	*www.garanta.ro*
SOUTH AFRICA			
The South African Bank of Athens Ltd	(002711) 8321211	8381001	
UNITED KINGDOM			
NBG International Ltd, London (financial and investment consulting)	(0044207) 6615656	6615667	*www.nbgiprivateequity.co.uk.*
U.S.A.			
Atlantic Bank of New York	(001212) 6955400	5632729	*www.abny.com*
ANNUAL REPORT ENQUIRIES:			
Strategic Planning and Research Division	+30 210 3341522	+30 210 3341702	*www.nbg.gr*



NATIONAL BANK OF GREECE

(REG. No 6062/06/B/86/01)
86 Eolou St., 102 32 Athens
Tel: 210 334 1000, Fax: 210 334 2235
Telex: 021 4625, 4626, 4627 NBG GR
http://www.nbg.gr

CREATIVE CONCEPT - PHOTOGRAPHY: BOLD OGILVY

LAYOUT: NATIONAL BANK OF GREECE, MARKETING DIVISION, GRAPHICS DESIGN DEPT





ISSN 1108-6750



NATIONAL BANK OF GREECE